



ANNUAL REPORT

2[illegible]



DryShips Inc.

Leadership in Drybulk Shipping

Company Profile



DryShips (NASDAQ: DRYS) provides marine transportation services through the ownership and operation of dry cargo vessels.

DryShips is the largest US listed dry bulk company in terms of fleet size and revenue and one of the top Panamax owners in the world.

History:

We are a Marshall Islands registered company formed in September 2004. Our executive offices are located in Athens, Greece. In February 2005 we successfully concluded our IPO. Our common shares are listed on the NASDAQ Global Select Market and trade under the symbol "DRYS".

Fleet:

DryShips is focused on two particular vessel classes, Capesize and Panamax vessels.

As of June 12, 2007, we owned a fleet of 37 vessels, comprising five Capesize, 29 Panamax, one Handymax and two newbuilding Panamax vessels, with an average age of 9.25 years, well below the industry average of 12.6 years, and a combined cargo-carrying capacity of approximately 3.11 million deadweight tons.

Our fleet transports worldwide major bulk commodities, such as iron ore, coal and grain, and minor bulk commodities such as fertilizers, minerals, forest products, ores, bauxite, alumina, cement and other construction materials. These raw materials and products are used as production inputs in a number of industries.

Employment Strategy:

Our emphasis is on building and maintaining enduring relationships with blue chip charterers of dry bulk carriers, end-users and operators, and providing reliable seaborne transportation services at competitive cost. We pursue an aggressive but diversified fleet chartering strategy with a unique combination of spot, period and pool employment, which is possible because of the large size of our fleet.



NASDAQ Opening Bell Ceremony

Business Objectives:

We run our business with a focus on financial returns, aiming to maximize Return on Capital Employed (ROCE) and Return on Equity (ROE), while at the same time ensuring our vessels adhere to the highest safety and environmental standards. We have established a reputation in the international shipping industry for operating and maintaining our fleet with high standards of performance, reliability and safety.

Dividend Policy:

We reward our shareholders with a stabl quarterly dividend policy of paying $0.20 pe common share. Since our IPO in Februar 2005 we have declared and paid eight con secutive quarterly dividends for an aggre gate amount of $1.60 per common share.

Fleet Expansion and Renewal Program:

Implementing an aggressive program of fle expansion and renewal program since o IPO in February 2005, we have expande from six vessels with an average age of 19 years to a modern fleet of 36 dry bulk car ers with an average age of 9.9 years at t end of 2006.

DryShips Inc.
Annual Report 2006



George Economou
Chairman, CEO & interim CFO
DryShips Inc.


WAIKIKI
VALLETTA

To the shareholders of DryShips Inc.



Fellow Shareholders,

We are pleased to have concluded a very successful year in 2006, our second year as a public company. Since our Initial Public Offering in February 2005, we have consistently implemented our strategy to become a global leader in the dry bulk sector, delivering strong operational and financial results and positioning DryShips for continued long term growth.

A key strategic objective has been to be an industry consolidator through accretive acquisitions in the highly fragmented dry bulk sector. Since our listing in February 2005, we expanded our fleet from six vessels to 36 vessels by the end of 2006, establishing DryShips as the largest U.S. listed dry bulk company in terms of fleet size and revenues.

At the same time we have implemented an aggressive fleet renewal program, to ensure the quality and longevity of our earnings going forward. Our focus has been to dispose of older vessels and replace them with newer and larger ships which have higher earnings capability. Upon completion of the already announced sale and purchase activity, DryShips will have a fleet with an average age of 8.5 years, compared to the industry average of 12.6 years, and a combined cargo-carrying capacity of approximately 3.0 million deadweight tons. Since the beginning of our fleet renewal program in the fourth quarter of 2006, we expect to generate total gains on vessel disposals of approximately $112.6 million or $ 3.17 per share.

This fleet expansion and renewal has been achieved without deviating from the Company's initial net debt to capitalization ratio of approximately 60%. Our net debt to total capitalization ratio was 59.2% at the end of 2006 and 55.5% at the end of the first quarter 2007. If we were to adjust for the market value of our fleet at the end of the first quarter 2007, our net debt to total capitalization ratio would be about 38.3%.

Our business model includes an aggressive but diversified chartering strategy with a unique combination of spot, period and pool employment, which is possible because of the large size of our fleet. We run our business with a focus on maximizing shareholder value. Since inception and until the end of first quarter 2007, we have achieved an ROE of 54.4% and an ROCE of 37.4%.

We entered 2007 with a larger and significantly younger fleet. With about 56% of our total vessel operating days unfixed for the remaining three quarters of 2007, DryShips is in a unique position to capitalize on the strong dry bulk industry.



OUR FLEET *

Vessel Name	Year Built	Deadweight	Type
Manasota	2004	171,061	Capesize
Brisbane	1995	151,066	Capesize
Alameda	2001	170,662	Capesize
Netadola	1993	149,475	Capesize
Samsara	1996	151,393	Capesize
Ligari	2004	75,583	Panamax
Padre	2004	73,601	Panamax
Maganari	2001	75,941	Panamax
Coronado	2000	75,706	Panamax
Ocean Crystal	1999	73,688	Panamax
Xanadu	1999	72,270	Panamax
Lanzarote	1996	73,008	Panamax
Iguana	1996	70,349	Panamax
Formentera	1996	70,015	Panamax
Waikiki	1995	75,473	Panamax
Capitola	2001	74,832	Panamax
Bargara	2002	74,816	Panamax
Majorca	2005	74,477	Panamax
Heinrich Oldendorff	2001	73,925	Panamax
Marbella	2000	72,561	Panamax
Menorca	1997	71,685	Panamax
Catalina	2005	74,432	Panamax
Primera	1998	72,495	Panamax
Mendocino	2002	76,623	Panamax
Redondo	2000	74,716	Panamax
La Jolla	1997	72,126	Panamax
Solana	1995	75,100	Panamax
Paragon	1995	71,259	Panamax
Sonoma	2001	74,786	Panamax
Toro	1995	73,034	Panamax
Lacerta	1994	71,862	Panamax
Lanikai	1988	68,676	Panamax
Tonga	1984	66,798	Panamax
Mostoles	1981	75,395	Panamax
Matira	1994	45,863	Handymax
NEWBUILDINGS			
1518A	2009	75,000	Panamax
1519A	2010	75,000	Panamax
TOTAL FLEET	**37 VESSELS**	**3,114,752 DWT**	**AGE 9.25 YEARS**

*On June 12, 2007

We believe there is a fundamental change in the dry bulk industry. With sustainable demand for commodities coming from China and India, as well as the economically developed countries of South East Asia, Japan, Korea and Taiwan and declining supply of new capacity, the dry bulk sector enjoys a positive fundamental outlook and DryShips has a leadership position in it.


Number of Vessels
6.0
27
Feb 2005
Dec 2005
Dec 2006

Management and our founding shareholders have a 47.5% stake in DryShips and have not sold any of its shares since the IPO, indicating our confidence in the company's prospects and growth potential and aligning our interests with those of all other shareholders.


Average Age of Fleet
19.01
9.95
9.90
Feb 2005
Dec 2005
Dec 2006

Concluding this letter, I would like to express our sincere thanks and appreciation to all those who have contributed to the success of DryShips including our employees, board of directors, seafarers, bankers, suppliers and customers. Also, a special note of appreciation to our shareholders for their confidence and support.

Sincerely,
George Economou
Chairman, President, Chief Executive Officer & interim Chief Financial Officer
June 12, 2007

2006 MAJOR DEVELOPMENTS AND HIGHLIGHTS


OCEAN CRYSTAL








IGUANA


LACERTA
VALLETTA

FINANCIAL PERFORMANCE:

- Revenues of $ 248.4 million
- EDITDA of $ 158.4 million
- Operating Income of $ 96.5 million
- Net Income of $ 56.7 million
- EPS of $ 1.75 per common share

OPERATING PERFORMANCE:

- Fleet utilization 97.7% in 2006
- Fleet TCE (Time Charter Equivalent) of $21,918 per day per vessel
- Fleet TVOE (Total Vessel Operating Expenses) of $5,565 per day per vessel

CAPITALIZATION:

- Implemented a controlled equity offering during the second and third quarters of 2006 raising approximately $ 56.4 million in net proceeds, which enabled us to pursue our fleet expansion and renewal program with optimal market timing.
- As of December 31st, 2006 our net debt to total capitalization ratio was 59.2%,based on the book value of our vessels. Adjusted for the market value of our vessels net debt to total capitalization ratio was 46.72%.

DIVIDENDS:

- In 2006, we declared and paid four quarterly dividends of $ 0.20 per common share in accordance with our stated dividend policy.

FLEET EXPANSION AND RENEWAL:

- Since the beginning of our fleet renewal program in the fourth quarter of 2006, we have entered into agreements to acquire eleven vessels with an average age of 8.0 years and dispose of eleven vessels with an average age of 17.7 years.
- In fiscal year 2006, DryShips recognized an aggregate gain on vessel disposals of $8.6 million or $0.24 per share. In the first quarter of 2007, the Company recognized an aggregate gain on vessel disposals of $30.5 million or $ 0.86 per share. For the remainder of 2007, the Company expects to recognize capital gain of $73.5 million or $2.07 per share.
- When our announced acquisitions and disposals are concluded, DryShips' fleet will include 36 drybulk carriers comprising five Capesize, 28 Panamax, one Handymax and two newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 3.0 million, and an average age of 8.5 years.




ALAMEDA


CORONADO
VALLETTA


CORONADO





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 000-51141

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

DRYSHIPS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

80, Kifissias Avenue
GR 15125 Amaroussion
Greece

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common stock, $0.01 par value

Title of class

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2006, there were 35,490,097 shares of the registrant's common stock, $0.01 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] Yes [X] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] Yes [X] No

FORWARD-LOOKING STATEMENTS

DryShips Inc., or the "Company", desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we," "us," "our," and "the Company," all refer to DryShips Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) the strength of world economies, (ii) fluctuations in currencies and interest rates, (iii) general market conditions, including fluctuations in charterhire rates and vessel values, (iv) changes in demand in the dry-bulk shipping industry, (v) changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, (vi) changes in governmental rules and regulations or actions taken by regulatory authorities, (vii) potential liability from pending or future litigation, (viii) general domestic and international political conditions, (ix) potential disruption of shipping routes due to accidents or political events, and (x) other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

TABLE OF CONTENTS

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth the selected consolidated financial data and other operating data for DryShips Inc. as of and for the years ended October 31, 2002, 2003, and 2004, as of and for the two-month period ended December 31, 2004, and for the years ended December 31, 2005 and 2006. The following information should be read in conjunction with Item 5 – "Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected consolidated financial data of DryShips Inc. is derived from our audited consolidated financial statements and the notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

	Year Ended October 31,			Two-Months Ended December 31,	Year Ended December 31,	
	2002	2003	2004	2004	2005	2006
(In thousands of Dollars, except per share and share data)						
INCOME STATEMENT						
Voyage revenues	16,233	25,060	63,458	15,599	228,913	248,431
Loss on Forward Freight Agreements	-	-	-	-	-	22,473
Voyage expenses	3,628	3,998	6,371	1,153	13,039	19,285
(Gain) / loss on sale of bunkers, net	-	(372)	(890)	(17)	(3,447)	(3,320)
Vessel operating expenses	6,144	6,739	9,769	1,756	36,722	47,889
Depreciation and amortization	4,853	5,244	6,451	1,134	42,610	61,605
Gain on sale of vessel	-	-	-	-	-	(8,583)
Management fees charged by a related party	1,094	1,101	1,261	240	4,962	6,609
General & administrative expenses (1)	145	240	221	114	4,186	5,931
Operating Income	369	8,110	40,275	11,219	130,841	96,542
Interest and finance costs	(983)	(1,119)	(1,515)	(508)	(20,398)	(41,716)
Interest income	0	4	12	8	749	1,691
Other, net	3	194	341	(6)	(175)	214
Basic and fully diluted earnings (losses) per share	$ (0.04)	$ 0.47	$ 2.54	$ 0.70	$ 3.83	$ 1.75
Weighted average basic and diluted shares outstanding	15,400,000	15,400,000	15,400,000	15,400,000	28,957,397	32,348,194
Dividends declared per share	$ 0.0	$ 0.15	$ 4.48	$ 0.0	$ 0.40	$ 0.80

	Year Ended October 31,			Two Months Ended December 31,	Year Ended December 31,	
	2002	2003	2004	2004	2005	2006
(In thousands of Dollars, except fleet data)						
BALANCE SHEET DATA						
Current assets	10,392	17,943	69,344		18,777	26,821
Total assets	67,937	73,902	183,259		910,559	1,168,173
Current liabilities, including current portion of long-term debt	11,703	11,889	98,124		135,745	129,344
Total long-term debt, including current portion	47,294	46,479	114,908		525,353	658,742
Stockholders' equity / (deficit)	18,376	25,513	(4,374)		356,501	450,892
OTHER FINANCIAL DATA						
Net cash provided by operating activities	5,346	2,489	7,309	55,207	163,806	99,082
Net cash used in investing activities	0	(2,200)	(20,119)	0	(847,649)	(287,512)
Net cash provided by (used in) financing activities	(3,083)	416	15,985	(53,007)	680,656	185,783
EBITDA (2)	5,225	13,548	47,067	12,347	173,276	158,361
FLEET DATA						
Average number of vessels (3)	5	5	5.9	6	21.6	29.76
Total voyage days for fleet (4)	1,770	1,780	2,066	366	7,710	10,606
Total calendar days for fleet (5)	1,825	1,825	2,166	366	7,866	10,859
Fleet utilization (6)	97.00%	97.50%	95.40%	100.00%	98.0%	97.7%
(In Dollars)						
AVERAGE DAILY RESULTS						
Time charter equivalent (7)	7,121	12,042	28,062	39,516	28,446	21,918
Vessel operating expenses (8)	3,367	3,693	4,510	4,798	4,668	4,410
Management fees	599	603	582	655	631	609
General and administrative expenses (9)	79	131	102	311	532	546
Total vessel operating expenses (10)	4,045	4,427	5,194	5,764	5,831	5,565

(1) We did not pay any compensation to members of our senior management or our directors in the years ended October 31, 2002, 2003 and 2004, and for the two month period ended December 31, 2004. Compensation to members of our senior management and directors amounted to $1.4 million for each of the years ended December 31, 2005 and 2006, respectively.

(2) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

	Year Ended October 31,			Two Month Ended December 31,	Year Ended December 31,	
	2002	2003	2004	2004	2005	2006
(In thousands of Dollars)						
Net Cash provided by Operating Activities	5,346	2,489	7,309	55,207	163,806	99,082
Net increase / (decrease) in current assets	(2,341)	8,403	36,925	(42,322)	4,560	5,067
Net (increase) / decrease in current liabilities, excluding current portion of long-term debt	(623)	357	(1,815)	(927)	(21,914)	2,015
Gain on Sale of vessel	-	-	-	-	-	8,583
Payments for dry docking costs	1,898	1,322	3,277	-	3,153	6,275
Amortization of deferred / prepaid charter revenue	-	-	-	-	5,224	2,967
(Recognition) / amortization of free lubricants benefit	-	-	-	-	(928)	119
Change in fair values of derivatives	-	-	-	-	270	(1,910)
Interest and finance costs, net	983	1,115	1,503	500	19,649	39,948
Amortization and write-off of deferred financing costs included in interest and finance costs, net	(38)	(138)	(132)	(111)	(544)	(3,785)
EBITDA	5,225	13,548	47,067	12,347	173,276	158,361

(3) Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the fleet during the period divided by the number of calendar days in that period.

(4) Total voyage days for the fleet are the total days the vessels were in the Company's possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Calendar days are the total days the vessels were in the Company's possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6) Fleet utilization is the percentage of time that the vessels were available for revenue-generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7) Time charter equivalent, or "TCE", is a measure of the average daily revenue performance of a

vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended October 31,			Two Months Ended December 31,	Years Ended December 31,	
	2002	2003	2004	2004	2005	2006
	(In thousands of Dollars, except for TCE rates, which are expressed in Dollars, and voyage days)					
Voyage revenues	16,233	25,060	63,458	15,599	228,913	248,431
Voyage expenses	(3,628)	(3,998)	(6,371)	(1,153)	(13,039)	(19,285)
Net gain on sale of bunkers	-	372	890	17	3,447	3,320
Time charter equivalent revenues	12,605	21,434	57,977	14,463	219,321	232,466
Total voyage days for fleet	1,770	1,780	2,066	366	7,710	10,606
Time charter equivalent (TCE) rate	7,121	12,042	28,062	39,516	28,446	21,918

(8) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(10) Total vessel operating expenses or "TVOE" is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

Industry Specific Risk Factors

Charterhire rates for drybulk carriers are volatile and may decrease in the future, which would adversely affect our earnings

The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers has varied widely. Charterhire rates for Panamax and Capesize drybulk carriers have declined from their historically high levels. Because we generally charter our vessels pursuant to short-term time charters, we are exposed to changes in spot market rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our stockholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

- Factors that influence demand for vessel capacity include:
- demand for and production of drybulk products;
- global and regional economic and political conditions;
- the distance drybulk is to be moved by sea; and
- changes in seaborne and other transportation patterns.
- The factors that influence the supply of vessel capacity include:
- the number of new building deliveries;
- port and canal congestion;
- the scrapping rate of older vessels;
- vessel casualties; and
- the number of vessels that are out of service.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow under our credit facility

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand Panamax and Capesize drybulk carriers have declined from historically high levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable govèrnmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facility and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facility and adversely affect our operating results

If the market values of our vessels, which have declined from historically high levels, decrease further, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facility. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

World events could affect our results of operations and financial condition

Terrorist attacks such as those in New York on September 11, 2001 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks, such as the October 2002 attack on the VLCC Limburg, a vessel not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our revenues and costs.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we pay to our stockholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our stockholders as dividends in the future.

Rising fuel prices may adversely affect our profits

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are not under period charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or "ISM Code." The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our stockholders.

Company Specific Risk Factors

We are dependent on short-term time charters in a volatile shipping industry and a decline in charterhire rates would affect our results of operations and ability to pay dividends

We charter our vessels primarily pursuant to short-term time charters. The short-term time charter market is highly competitive and spot market charterhire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While our focus on the short-term time charter market may enable us to benefit in periods of increasing charterhire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. As a result of the volatility in the drybulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charterhire rates. The drybulk carrier charter market is volatile, and in the past short-term time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. We cannot assure you that future charterhire rates will enable us to operate our vessels profitably or to pay you dividends.

Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates

We charter our dry bulk carriers to customers primarily pursuant to spot market voyage charters or short-term time charters, which generally last from several days to several weeks, and time charters, which can last up to several years. We may in the future extend the charter periods for additional vessels in our fleet. Our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charter hire rates when these charters may be more profitable than long-term charters.

Investment in derivative instruments such as freight forward agreements could result in losses

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

We depend entirely on Cardiff to manage and charter our fleet

We currently have two employees, our Chief Executive Officer who also acts as the Interim Chief Financial Officer, and our Internal Auditor. Following the resignation of our Chief Financial Officer on May 29, 2007, we are seeking to employ a Chief Financial Officer. We have no plans to hire additional employees. We subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair to Cardiff Marine Inc. ("Cardiff"), an affiliated company. 70% of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou, our Chairman and Chief Executive Officer, and a director of our Company. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by the sister of Mr. Economou. The loss of Cardiff's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Cardiff if it defaults on its obligations to us, you will have no recourse against Cardiff. Further, we are required to seek approval from our lenders to change our manager.

Cardiff is a privately held company and there is little or no publicly available information about it

The ability of Cardiff to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Cardiff's financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless Cardiff began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Cardiff, even though these problems could have a material adverse effect on us.

Our Chairman and Chief Executive Officer has affiliations with Cardiff which could create conflicts of interest

Our majority shareholder is controlled by Mr. George Economou who controls two companies that, in aggregate, own 34.3% of us and a foundation that owns 70% of Cardiff. Mr. Economou is also our Chairman and Chief Executive Officer, Interim Chief Financial Officer and a director of our Company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Cardiff, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers managed by other companies affiliated with Cardiff and Mr. Economou. In particular, Cardiff may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.

Companies affiliated with Cardiff own and may acquire vessels that compete with our fleet.

McCallister Shipping S.A., Erato Owning Company Limited and Glorious Marine Co. Ltd. are companies affiliated with Cardiff that each owns a Capesize drybulk carrier. Mentor Owning Company Limited and Iris Owing Company Limtied are companies affiliated with Cardiff that each owns a Handymax drybulk carrier. The five vessels owned by those companies, or the "Bareboat Charter Vessels", are currently employed under bareboat charters that end in the period from June 2007 to September 2014. Subject to the obligations of Mr. Economou set forth in a letter agreement between him and the Company to use commercially reasonable efforts to cause the sale of the Bareboat Charter Vessels, and to give us a right of first refusal to acquire them, when the Bareboat Charter Vessels are redelivered to the owners, they may be managed by Cardiff in competition with our fleet. In addition, Cardiff's affiliates may acquire additional drybulk carriers in the future, subject to a right of first refusal that Mr. Economou has granted to us in that letter agreement. Furthermore, Panatrade Shipping and Management S.A., Calypso Marine Corp., Oil Transport Investments Limited, Innovative Investments Limited and Ambassador Shipping Corporation, companies affiliated with Cardiff, each own a Capesize drybulk carrier. These vessels also could be in competition with our fleet and Cardiff and other companies affiliated with Cardiff might be faced with conflicts of interest with respect to their own interests and their obligations to us.

We cannot assure you that our board of directors will declare dividends

Our current dividend policy is to declare quarterly distributions to stockholders of $0.20 per share by each January, April, July and October. The payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and provisions of Marshall Islands law affecting the payment of dividends. The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this annual report. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. We can give no assurance that dividends will be paid in the amounts contemplated by our dividend policy, or at all.

We may have difficulty managing our planned growth properly

We intend to continue to grow our fleet. Our future growth will primarily depend on our ability to:

- locate and acquire suitable vessels;
- identify and consummate acquisitions or joint ventures;
- enhance our customer base;
- manage our expansion; and
- obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

Our credit facilities impose operating and financial restrictions on us. These restrictions limit our ability to, among other things:

- pay dividends or make capital expenditures if we do not repay amounts drawn under the credit facilities, if there is a default under the credit facilities or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;
- incur additional indebtedness, including through the issuance of guarantees;
- change the flag, class or management of our vessels;
- create liens on our assets;
- sell our vessels;
- merge or consolidate with, or transfer all or substantially all our assets to, another person; and/or
- enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lender's permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Our loan agreements may prohibit or impose certain conditions on the payment of dividends

Under our new credit facility we are restricted in our payments of dividends. For example, we agreed that we would not pay dividends in 2006 in excess of $18.0 million; however we were permitted to request our lender's consent for additional dividend payments. Thereafter, we have agreed not to pay dividends in any year that exceed 50% of our net income for that year, as evidenced by the relevant annual audited financial statements. On November 15, 2006 we requested and received consent from our lender for the payment of third quarter dividends of $7.0 million, which exceeded the $18.0 million threshold for 2006.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization

While we have the right to inspect previously owned vessels prior to our purchase of them and we intend to inspect all secondhand vessels that we acquire in the future, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. The loss of any of these individuals, difficulty in hiring and retaining personnel could adversely affect our business prospects, financial condition and results of operations. We have entered into employment contracts with our Chairman and Chief Executive Officer, George Economou, and our former Chief Financial Officer, Gregory Zikos. Mr. Zikos resigned on May 29, 2007 and Mr. Economou has been appointed interim Chief Financial Officer. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our officers.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

- marine disaster;
- environmental accidents;
- cargo and property losses or damage;
- business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and/or
- piracy.

The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could increase our costs or lower our revenues.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2006, the 34 vessels in our fleet had an average age of 10.6 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder in August of 2003 and effective for calendar year taxpayers such as us on January 1, 2005.

For the fiscal year 2006, the Company qualified for the exemption from U.S. tax on its international shipping operation based on its satisfaction of the Country of Organization test and the Publicly Traded Test, in each case in accordance with the applicable regulations.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. For the 2006 taxable year, we estimate that our maximum United States federal income tax liability would be $0.4 million if we were to be subject to this taxation.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends. In addition, the declaration and payment of dividends will depend on the provisions of

Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus; but in this case, there is no such surplus. Dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Our ability to pay dividends will also be subject to our satisfaction of certain financial covenants contained in our credit facilities. There can be no assurance that dividends will be paid in the anticipated amounts or at all.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

Risks Relating to Our Common Stock

There is no guarantee of a continuing public market for you to resell our common stock

Our common shares commenced trading on the Nasdaq National Market, now the Nasdaq Global Market, in February 2005. We cannot assure you that an active and liquid public market for our common shares will continue. The price of our common stock may be volatile and may fluctuate due to factors such as:

- actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
- mergers and strategic alliances in the drybulk shipping industry;
- market conditions in the drybulk shipping industry and the general state of the securities markets;
- changes in government regulation;
- shortfalls in our operating results from levels forecast by securities analysts; and
- announcements concerning us or our competitors.

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States

Our corporate affairs are governed by our amended and restaed articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or "BCA." The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

A small number of our stockholders effectively control the outcome of matters on which our stockholders are entitled to vote

Entities affiliated with Mr. Economou, our Chairman, Chief Executive Officer and interim Chief Financial Officer currently own, directly or indirectly, approximately 34.3% of our outstanding common stock. While those stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 75,000,000 common shares with par value $0.01 per share of which 35,490,097 shares are outstanding.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

- authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;
- providing for a classified board of directors with staggered, three year terms;
- prohibiting cumulative voting in the election of directors;
- authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;
- prohibiting stockholder action by written consent;
- limiting the persons who may call special meetings of stockholders; and
- establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Item 4. Information on the Company

A. History and development of the Company

We are a Marshall Islands company that was formed in September 2004. Prior to our initial public offering we issued 15,400,000 shares of our common stock to our shareholders in October 2004. In February 2005 we completed our initial public offering and issued an additional 14,950,000 common shares with a par value of $0.01 at a price of $18.00 per share. The net proceeds of the initial public offering amounted to $251.3 million.

On May 10, 2006, the company filed its universal shelf registration statement and related prospectus for the issuance of 5,000,000 of common shares. From May 2006 through August 2006,

4,650,000 shares of common stock with a par value $0.01 were issued. The net proceeds after underwriting commissions of 2.5% and other issuance fees were $56.5 million.

Our shareholders voted to adopt a resolution at our annual general shareholders' meeting on July 11, 2006, which increased the aggregate number of shares of common stock that the Company is authorized to issue from 45,000,000 registered shares with par value of $0.01 to 75,000,000 registered shares with par value $0.01.

On October 24, 2006, the Company's Board of Directors agreed to the request of the Company's major shareholders (Elios Investments Inc., Advice Investments S.A. and Magic Management Inc.) following the declaration of our $0.20 quarterly dividend per share in September 2006, to receive their dividend payment in the form of our common shares in lieu of cash. One of these shareholders, Elios Investments Inc., is controlled by our Chairman and Chief Executive Officer, Mr. George Economou. In addition, the Board of Directors also agreed on that date to the request of a company related to Mr. Economou to accept repayment of the outstanding balance of a seller's credit in respect of a vessel purchased by us (as discussed in Note 3(e) of our consolidated financial statements) in our common shares. As a result of the agreement, an aggregate of $3,080,000 in dividends and the seller's credit together with interest amounting to $3,327,000 were settled with 235,585 and 254,512 of our common shares, respectively. The price used as consideration for issuance of the above common shares was equal to the average closing price of our common stock on the Nasdaq Global Market over the 8 trading days ended October 24, 2006, which was $13.07 per share.

In December 2006, the Company filed a registration statement on Form F-3 on behalf of the Company's major shareholders registering for resale an aggregate of 15,890,097 of our common shares.

Our executive offices are located at Omega Building, 80 Kifissias Avenue, Amaroussion GR 151 25 Greece. Our telephone number is 011-30-210-809-0570.

B. Business overview

Our Fleet

We currently own and operate a fleet of 35 vessels with an aggregate cargo-carrying capacity of 3.0 million deadweight tons, or "dwt." Our fleet is comprised of five Capesize drybulk carriers, twenty nine Panamax drybulk carriers, and one Handymax drybulk carriers. We also have contracted to build two new Panamax drybulk carriers, which are under construction at the shipyard. Our fleet carries a variety of drybulk commodities including major bulks such as coal, iron ore, and grains, and minor bulks such as bauxite, phosphate, fertilizers and steel products. In addition to our owned fleet, we have also chartered-in a 2000 built Panamax drybulk carrier for a period of three years commencing in December 2005. The average age of the vessels in our fleet is 9.5 years (9.0 years, 9.8 years and 6.3 years for the Capesize, the Panamax and the Handymax vessels, respectively). We expect to take delivery of the two newbuilding vessels in December 2009 and March 2010, respectively.

During 2005 and subsequent to the completion of our initial public offering in February 2005 we took delivery of twenty-one second hand dry bulk carrier vessels. During 2006 we took delivery of eight second hand dry bulk carrier vessels and we sold one dry bulk carrier vessel.

We employ our vessels in the spot charter market, under period time charters and in drybulk carrier pools. Five of the Panamax drybulk carriers in our fleet are currently operated in a drybulk carrier pool. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes and to perform more efficient vessel scheduling, thereby increasing fleet utilization. 19 of our vessels are currently on time charter. Our chartered-in vessel is on period time charter that runs concurrently with the time charter-in period. One vessel is on bareboat charter. Each of our vessels is owned through a separate wholly-owned subsidiary established under the laws of Malta or the Marshall Islands.

Recent Developments

Vessel Acquisitions

- On January 18, 2007, we concluded a memorandum of agreement for the acquisition of the vessel Menorca for $41.0 million, with expected delivery in the second quarter of 2007.
- On February 14, 2007, in accordance with a memorandum of agreement concluded in December 2006, we took delivery of the vessel Samsara for $62.0 million.
- On March 23, 2007, we concluded a memorandum of agreement for the acquisition of the vessel Heinrich Oldendorff for $49.0 million, with expected delivery in the second quarter of 2007.
- On March 26, 2007, we concluded a memorandum of agreement for the acquisition of the vessel Majorca for $53.5 million with expected delivery in the second quarter of 2007.
- On April 27, 2007, in accordance with a memorandum of agreement concluded in February 2007, we took delivery of the vessel Marbella, for $46.0 million.
- On April 11, 2007, in accordance with a memorandum of agreement concluded in December 2006, we took delivery of the vessel Primera for $38.0 million.
- On May 14, 2007, in accordance with a memorandum of agreement concluded in April 2007 we took delivery of the vessel Bargara for $49.0 million.
- On May 23, 2007, in accordance with a memorandum of agreement concluded in January 2007 we took delivery of the vessel Brisbane for $60.0 million.
- On June 1, 2007, in accordance with a memorandum of agreement concluded in April 2007 we took delivery of the vessel Capitola for $49.0 million.
- On June 7, 2007, in accordance with a memorandum of agreement concluded in January 2007 we took delivery of the vessel Menorca for $41.0 million.
- On June 11, 2007, in accordance with a memorandum of agreement concluded in March 2007 we took delivery of the vessel Majorca for $53.5 million.
- On June 11, 2007, in accordance with a memorandum of agreement concluded in March 2007 we took delivery of the vessel Heinrich Oldendorff for $49.0 million.

Vessel disposals

During the first quarter of 2007 we concluded six memoranda of agreement for the disposal of the vessels Delray, Estepona, Lanikai, Alona, Mostoles and Hille Oldendorff to unaffiliated third parties for $202.8 million in the aggregate, with expected delivery dates in the second quarter of 2007. The vessels' aggregate carrying value at December 31, 2006, amounted to $144.3 million. On April 10, April 12, May 8, June 8 and June 12, 2007, the vessels Estepona, Shibumi, Delray, Hille Oldendorff and Alona were delivered to their new owners, respectively.

As of June 12, 2007, our fleet is comprised of the following drybulk carrier vessels:

	Type/Name	Deadweight	Built
	Capesize:		
1	Manasota	171,061	2004
2	Alameda	170,662	2001
3	Samsara	151,393	1996
4	Brisbane	151,066	1995
5	Netadola	149,475	1993
		793,657	
	Panamax:		
1	Mendocino	76,623	2002
2	Maganari	75,941	2001
3	Coronado	75,706	2000
4	Ligari	75,583	2004
5	Waikiki	75,473	1995
6	Mostoles	75,395	1981
7	Solana	75,100	1995
8	Capitola	74,832	2001
9	Bargara	74,816	2002
10	Sonoma	74,786	2001
11	Redondo	74,716	2000
12	Majorca	74,477	2005
13	Catalina	74,432	2005
14	Heinrich Oldendorff	73,925	2001
15	Ocean Crystal	73,688	1999
16	Padre	73,601	2004
17	Toro	73,034	1995
18	Lanzarote	73,008	1996
19	Marbella	72,561	2000
20	Primera	72,495	1998
21	Xanadu	72,270	1999
22	La Jolla	72,126	1997
23	Lacerta	71,862	1994
24	Menorca	71,685	1997
25	Paragon	71,259	1995
26	Iguana	70,349	1996
27	Formentera	70,015	1996
28	Lanikai	68,676	1988
29	Tonga	66,798	1984
		2,125,232	
	Handymax:		
1	Matira	45,863	1994
		45,863	
	Newbuildings:		
1	Panamax to be named	75,000	2009
2	Panamax to be named	75,000	2010
		150,000	
	Total Fleet	**3,114,752**	

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for a specified total price. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions. We are also responsible for the drydocking costs relating to each vessel.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Competition

Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Capesize, Panamax and Handymax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,500 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

Customers

During the year ended December 31, 2006, two of our customers accounted for more than ten percent of our voyage revenues: Baumarine AS (25%) and Oldendorff Carriers Gmbh (13%). During the year ended December 31, 2005, two of our customers accounted for more than ten percent of our voyage revenues: Baumarine AS (25%) and Cargill International Ltd. (12%). During the year ended October 31, 2004 three of our customers accounted for more than ten percent of our voyage revenues: Transfield Shipping ER (11%), Brave Bulk Transport Ltd. (11%) and Baumarine AS (16%). During the two-month period ended December 31, 2004, three of our customers accounted for more than ten percent of our voyage revenues: Baumarine AS (42%), Cargill International Ltd. (18%) and Clearlake Shipping Ltd. (12%). Baumarine AS is a pool operator and therefore we do not consider Baumarine as representative of any single "customer" that charters vessels in the vessel charter markets. Given our exposure to, and focus on, the spot market and the short-term time charter market, we do not foresee any one client providing a significant percentage of our income over an extended period of time.

Management of the Fleet

We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. All of our vessels are managed by Cardiff. The Entrepreneurial Spirit Foundation, a family foundation of Vaduz Liechtenstein, of which our Chief Executive Officer and members of his family are beneficiaries, owns 70% of the issued and outstanding capital stock of Cardiff. The remaining 30% of the issued and outstanding capital stock of Cardiff is held by Prestige Finance S.A., a Liberian corporation which is wholly owned by the sister of our Chief Executive Officer. Cardiff, or our Manager, performs all of our technical and commercial functions relating to the operation and employment of our vessels pursuant to management agreements concluded between the Manager and our vessel-owning subsidiaries which have an initial term of five years and will automatically be extended to successive five year terms, unless at least 30 days' advance notice of termination is given by either party. Our Chief Executive Officer and Chief Financial Officer, under the guidance of our board of directors, manage our business as a holding company, including our own administrative functions, and we monitor Cardiff's performance under the fleet management agreement.

The Manager provides us with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed fee of $650 per vessel as of December 31, 2006, which is based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee is adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter. Effective January 1, 2007, the management fee we pay to the Manager is Euro 530 per day, per vessel. In addition, effective January 1, 2007 we pay the Manager a fee of $100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, the Manager charges us a fee of $550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent. In addition, until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. Effective October 1, 2006 the Manager acts as the Company's chartering broker and sales and purchase broker.

In addition, we have agreed in a separate contract of ongoing services with the Manager to pay to the Manager a quarterly fee of $250,000 for services rendered by the Manager in relation to the financial reporting requirements of the Company under the Securities Exchange Act of 1934, and the establishment and monitoring of internal controls over financial reporting. During the year ended December 31, 2006, the Company incurred costs of $750,000 to reimburse the Manager for additional services not covered by the contract for ongoing services that related to the Manager's services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Crewing and Employees

Cardiff employs approximately 160 people, all of whom are shore-based. In addition, Cardiff is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2006, approximately 2,765 million tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2006, trade in all drybulk commodities increased from 2,142 million tons to 2,765 million tons, an increase of 29%. One of the main reasons for the resurgence in drybulk trade has been the growth in imports by China of iron ore, coal and steel products during the last eight years. Chinese imports of iron ore alone increased from 55.3 million tons in 1999 to more than 325 million tons in 2006. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, absorbing additional tonnage.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

- Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

- Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

- Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed

- global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

- Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of January 2007, the global drybulk carrier orderbook amounted to 72 million dwt, or 19.59% of the existing fleet, with most vessels on the orderbook expected to be delivered within 36 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

Charterhire Rates

Charterhire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories. However, because demand for larger drybulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charterhire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit.

Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charterhire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. In 2004 and 2005, rates for all sizes of drybulk carriers strengthened appreciably to historically high levels, primarily due to the high level of demand for raw materials imported by China. During the last quarter of 2005 and the first quarter of 2006, rates declined from those historically high levels. Recently however, the rates have steadily increased and are nearing to the historical high levels. If the trend continues at this pace, the historical levels will be exceeded.

Vessel Prices

Vessel prices, both for new-buildings and secondhand vessels, have increased significantly during the past two years as a result of the strength of the drybulk shipping industry. Because sectors of the shipping industry (drybulk carrier, tanker and container ships) are in a period of prosperity, new-building prices for all vessel types have increased significantly due to a reduction in the number of berths available for the construction of new vessels in shipyards.

ENVIRONMENTAL AND OTHER REGULATION

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties and national, state and local laws and regulations related to environmental protection and operational safety in force in the countries in which our vessels may operate or are registered.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include, but are not necessarily limited to, local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators, in the jurisdictions in which our vessels operate or are registered. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary authorizations could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and operational safety concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and could accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental and health and safety laws and regulations applicable to us as of the date of this report. We are unaware of any pending or threatened material litigation or other material administrative or arbitration proceedings against us based on alleged non-compliance with or liability under such laws or regulations. The risks of substantial costs, liabilities, penalties and other sanctions for the release of oil or hazardous substances into the environment or non-compliance are, however, inherent in marine operations, and there can be no assurance that significant costs, liabilities, penalties or other sanctions will not be incurred by or imposed on us in the future.

International Maritime Organization

The International Maritime Organization, or "IMO", has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Annex VI to the International Convention for the Prevention of Pollution from Ships has been adopted by the IMO to address air pollution from ships. Annex VI, which became effective in May 2005, set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our vessels now comply with Annex VI.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM

Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this report, each of our vessels is ISM code-certified.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

- natural resources damage and the costs of assessment thereof;
- real and personal property damage;
- net loss of taxes, royalties, rents, fees and other lost revenues;
- lost profits or impairment of earning capacity due to property or natural resources damage; and
- net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA had historically limited the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk carrier that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law on July 11, 2006, increased these limits on the liability of responsible parties to the greater of $950 per gross ton or $800,000 per discharge. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the United States Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton for vessels not carrying hazardous substances. We expect the United States Coast Guard to increase the amounts of financial responsibility to reflect the 2006 increases in liability under OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners and operators for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. A recent U.S. federal court decision could result in a requirement for vessels to obtain CWA permits for the discharge of ballast water in U.S. ports. Currently, under U.S. Environmental Protection Agency, or EPA, regulations, vessels are exempt from this permit requirement. However, in Northwest Environmental Advocates v. EPA, N.D. Cal., No. 03-05760 SI (March 31, 2005), the U.S. District Court for the Northern District of California ordered the EPA to repeal the exemption. Under the court's ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program or face penalties. Although the EPA will likely appeal this decision, if the exemption is repealed, we will incur certain costs to obtain CWA permits for our vessels. While we do not believe that the costs associated with obtaining such permits would be material, it is difficult to predict the overall impact of CWA permitting requirements on the drybulk shipping industry.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. In December 1999, the EPA issued a final rule regarding emissions standards for marine diesel engines. The final rule applies emissions standards to new engines beginning with the 2004 model year. In the preamble to the final rule, the EPA noted that it may revisit the application of emissions standards to rebuilt or remanufactured engines if the industry does not take steps to introduce new pollution control technologies. While adoption of such standards could require modifications to some existing marine diesel engines, the extent to which our vessels could be affected cannot be determined at this time. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required of us.

The United States National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's reporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the drybulk shipping industry.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the United States Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. To trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

- on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

- on-board installation of ship security alert systems;
- the development of vessel security plans;
- ship identification number to be permanently marked on a vessel's hull;
- a continuous synopsis record kept onboard showing a vessel's history, including name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
- compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS Convention security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS Convention and the ISPS Code.

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.

In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

- Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
- Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
- Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace

period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any drybulk carrier includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $100,000 per vessel per incident. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C. Organizational structure

As of December 31, 2006, the Company is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under item 18.

D. Property, plant and equipment

We do not own any real property. We lease office space in Athens, Greece from our Chief Executive Officer. Our interests in the vessels in our fleet are our only material properties. See "Our Fleet" in this section.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

Factors Affecting Our Results of Operations

We charter our dry bulk carriers to customers primarily pursuant to short-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. Although the vessels in our fleet are primarily employed on short-term time charters ranging from two to twelve months, we may employ additional vessels on longer-term time charters in the future.

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

- Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

- Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

- Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

- Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. Fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

- TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for the periods indicated.

(Dollars in thousands, except Average Daily Results)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Two Months Ended December 31, 2004	Year Ended October 31, 2004
Average number of vessels	29.76	21.60	6.00	5.90
Total voyage days for fleet	10,606	7,710	366	2,066
Total calendar days for fleet	10,859	7,866	366	2,166
Fleet Utilization	97.70%	98.00%	100.00%	95.40%
Time charter equivalent	21,918	28,446	39,516	28,062

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that

our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk transportation market and other factors affecting spot market charter rates for drybulk carriers.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

We have placed five of our vessels in a pool. We are paid a percentage of revenues generated by the pool calculated in accordance with a "pool point formula," which is determined by points awarded to each vessel based on the vessel's age, dwt, speed, fuel consumption and certain other factors. For example, a younger vessel with higher carrying capacity and greater fuel efficiency would earn higher pool points than an older vessel with lower carrying capacity and lesser fuel efficiency. Revenues are paid every 15 days in arrears based on the points earned by each vessel.

We believe that by placing our vessels in a pool of similar vessels, we benefit from certain economies of scale available to the pool relating to negotiations with major charterers and flexibility in positioning vessels to obtain maximum utilization.

Revenue from these pooling arrangements is accounted for on the accrual basis and is recognized when the collectability has been reasonably assured. Revenue from the pooling arrangements for the years ended December 31, 2005 and 2006 accounted for 25% of our voyage revenues.

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or "Daily TCE." Daily TCE revenues are voyage revenues minus voyage expenses (including net gain or loss on sale of bunkers) divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the Daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Voyage Expenses

Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. These expenses are not under our control and therefore if we were to charter any of our vessels under a voyage charter, whereby we would be responsible for these expenses, any increase would adversely affect our results from operations.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings.

Management Fees - Related Party

The Manager provides us with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed fee of $650 per vessel as of December 31, 2006, which is based on the Dollar/Euro exchange rate of $1.30 per Euro. At the beginning of each calendar quarter, the daily fixed per vessel fee is adjusted upwards or downwards according to the Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of the immediately preceding calendar quarter. Additionally, the Manager charges us a fee of $550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent. Effective January 1, 2007, the management fee we pay to the Manager is Euro 530, per day, per vessel, and we also pay to the Manager a fee of $100 per day, per vessel, for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. In addition, until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A., was acting as the chartering broker and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds of, or purchase prices paid for, vessels. 70% of the issued and outstanding capital stock of Drybulk S.A. is owned by a foundation which is controlled by Mr. Economou, our Chairman and Chief Executive Officer, and a director of our Company. The remaining 30% of the issued and outstanding capital stock of Drybbulk S.A. is owned by a company controlled by the sister of Mr. Economou. Effective October 1, 2006 the Manager acts as our chartering broker and sales and purchase broker.

In addition, we have agreed in a separate contract of ongoing services with the Manager to pay to the Manager a quarterly fee of $250,000 for services rendered by the Manager in relation to the financial reporting requirements of the Company under the Securities Exchange Act of 1934, and the establishment and monitoring of internal controls over financial reporting. During the year ended December 31, 2006, the Company incurred costs of $750,000 to reimburse the Manager for additional services not covered by the contract for ongoing services that related to the Manager's services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

General and Administrative Expenses and General Administrative Expenses - Related Party

Our general and administrative expenses mainly include executive compensation and the fees paid to Fabiana Services S.A. ("Fabiana") a related party entity incorporated in Marshall Islands. Fabiana provides the services of the individuals who serve in the positions of Chief Executive Officer and Chief Financial Officer. Fabiana is beneficially owned by our Chief Executive Officer.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We used a portion of the proceeds of our initial public offering in February 2005 to repay all of our then-outstanding debt. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities in connection with debt incurred to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

Inflation

Inflation has not had a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel to the extent the vessel's capitalized cost would not exceed its fair value without a time charter. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate and the contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter.

During 2006, from April to October, we took delivery of seven second hand vessels, the Lanzarote, Delray, Estepona, Ligari, Formentera, Maganari and Hille Oldendorff with charter party arrangements attached, which we agreed to assume through arrangements with the respective charterers. Upon delivery of the vessels we evaluated the charter contract assumed and recognized (a) an asset of $5.5 million, for two of the vessels, with a corresponding decrease in the vessels' purchase price and (b) a liability of $11.5 million, for the other five vessels, with a corresponding increase in the vessels' purchase price. The fair value of the assumed charters was determined based on reference to current market rates for similar contracts considering the remaining time charter period. Of the above mentioned vessels, all were acquired from third parties.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

- obtain the charterer's consent to us as the new owner;
- obtain the charterer's consent to a new technical manager;
- in some cases, obtain the charterer's consent to a new flag for the vessel;
- arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
- replace all hired equipment on board, such as gas cylinders and communication equipment;
- negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
- register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
- implement a new planned maintenance program for the vessel; and
- ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state. The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

- employment and operation of our drybulk vessels; and
- management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk vessels.

The employment and operation of our vessels require the following main components:

- vessel maintenance and repair;
- crew selection and training;
- vessel spares and stores supply;
- contingency response planning;
- onboard safety procedures auditing;
- accounting;
- vessel insurance arrangement;
- vessel chartering;
- vessel security training and security response plans (ISPS);
- obtain ISM certification and audit for each vessel within the six months of taking over a vessel;
- vessel hire management;

- vessel surveying; and
- vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

- management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
- management of our accounting system and records and financial reporting;
- administration of the legal and regulatory requirements affecting our business and assets; and
- management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

- rates and periods of charterhire;
- levels of vessel operating expenses;
- depreciation and amortization expenses;
- financing costs; and
- fluctuations in foreign exchange rates.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company's significant accounting policies, see Note 2 to the Company's consolidated financial statements.

Impairment of long-lived assets: We evaluate the carrying amounts of vessels to determine if events have occurred which would require modification to their carrying values. In evaluating carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydocking costs, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years, with the exception of vessel Tonga, from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other ship owners. The useful life of Tonga is estimated to 26 years, which coincides with the validity of the class certificate. Depreciation is based on cost less the estimated residual scrap value. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

Deferred drydock costs: Our vessels are required to be drydocked approximately every 30 months for major repairs and maintenance that cannot be performed while the vessel is operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, and the cost of hiring a third-party to oversee a drydock. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Allowance for doubtful accounts: Revenue is based on contracted charter parties and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Results of Operations

Year ended December 31, 2006 compared to the year ended December 31, 2005

VOYAGE REVENUES--Voyage revenues increased by $19.5 million, or 8.5%, to $248.4 million for 2006, compared to $228.9 million for 2005. This increase is primary attributable to an increase in the number of voyage days we achieved. The increase in voyage days during 2006 resulted from the enlargement of our fleet following our acquisition of eight vessels during the period from April to December 2006 and the full operation of the 21 vessels we acquired during 2005 following the completion of our initial public offering in February 2005. In 2006 we had total voyage days of 10,606 compared to 7,710 in 2005. The increase in our voyage revenues discussed above was partially offset by the decrease of the average fleet time charter equivalent rate from $28,446 in 2005 to $21,918 in 2006.

VOYAGE EXPENSES--Voyage expenses (including gains from sale of bunkers) increased by $6.4 million, or 66.7%, to $16.0 million for 2006, compared to $9.6 million for 2005. This increase is attributable to the increase in our voyage revenues discussed above and to the hire we paid for the charter in of the vessel Darya Tara in 2006 of $6.0 million compared to $0.2 million in 2005 as the charter-in agreement was concluded in November 2005.

VESSEL OPERATING EXPENSES--Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs increased by $11.2 million, or 30.5%, to $47.9 million for 2006 compared to $36.7 million for 2005. This increase is primary attributable to an increase in the number of calendar days we achieved. The increase in calendar days during 2006 resulted from the enlargement of our fleet as described above. In 2006 we had total calendar days of 10,859 compared to 7,866 in 2005. Daily vessel operating expenses per vessel decreased by $258, or 5.5%, to $4,410 for 2006 compared to $4,668 for 2005. This decrease was mainly attributable to decreased stores, spares and repairs.

DEPRECIATION AND AMORTIZATION--

	2005		2006	
(Dollars in thousands)				
Vessels depreciation expense	$	40,231	$	58,011
Amortization of drydockings	$	2,379	$	3,594
Total	$	42,610	$	61,605

Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydocking, increased by $19.0 million, or 44.6% to $61.6 million for 2006 compared to $42.6 million for 2005. This increase is primary attributable to an increase in the number of calendar days we achieved due to the enlargement of our fleet as described above and the increase in the number of vessels that underwent drydock in 2006 (seven vessels in 2006 compared to six in 2005).

MANAGEMENT FEES - The fees paid to Cardiff for the management of our vessels increased by $1.6 million or 32% to $6.6 million in 2006 from $5.0 million in 2005. This increase is due to the increase in number of vessels from an average of 21.60 in 2005 to 29.76 in 2006 and a corresponding increase of calendar days from 7,866 in 2005 to 10,859 days in 2006.

GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses increased by $1.7 million to $5.9 million for 2006 compared to $4.2 million for 2005. This increase is due mainly to the increase in legal fees of $0.5 million and audit fees of $0.4 million as well as the increase in foreign exchange differences of $0.4 million.

INTEREST AND FINANCE COSTS--Interest and finance costs increased by $21.3 million, or 104.4%, to $41.7 million for 2006 compared to $20.4 million for 2005. This increase is primarily the result of (i) the increase in the average debt principal outstanding during 2006 as in 2005 our debt was gradually increased in line with the timing of the delivery of the 21 vessels we acquired following the completion of our initial public offering in February 2005, (ii) the new debt we obtained in 2006 to finance acquisition cost of 8 additional vessels, (iii) the write-off of deferred financing fees of $3.1 million due to the extinguishment of existing debt and (iv) the increase in weighted average interest rates 6.85% in 2006 compared to 4.60% in 2005.

INTEREST INCOME--Interest income was $1.7 million during 2006 compared to $0.7 million during 2005. This increase is attributable to the increased liquidity of the Company and the increase in interest rates in 2006.

OTHER NET--We recognized a gain of $0.2 million during 2006 compared to a loss of $0.2 million during 2005. These gains and losses reflect amounts received in connection with claims for damages to our vessels compared to the actual costs associated with such repairs.

NET INCOME--Net income was $56.7 million for 2006 compared to net income of $111.0 million for 2005. This decrease is mainly attributable to the loss incurred in 2006 on the forward freight agreements of $22.5 million, the increase in vessel operating expenses and depreciation and amortization by $30.2 million over 2005 and the increase of interest and finance costs by $21.3 million over 2005. This decrease was partly off set by the increase in our voyage revenues by $19.5 million over 2005.

Year ended December 31, 2005 compared to the year ended October 31, 2004

VOYAGE REVENUES--Voyage revenues increased by $165.4 million, or 260.5%, to $228.9 million for 2005 compared to $63.5 million for 2004. This increase was due to the delivery of 21 vessels during the period from February to August 2005, which increased voyage days to 7,710 in 2005 from 2,066 in 2004. In addition, the average fleet time charter equivalent rate increased marginally from $28,062 in 2004 to $28,446 for 2005.

VOYAGE EXPENSES--Voyage expenses (including gains from bunkers on board relating to vessels employed under time charter agreements) increased by $4.1 million, or 74.5%, to $9.6 million for 2005 compared to $5.5 million for 2004. This increase is attributable to increased commissions to Cardiff, which is our affiliate, and to other unaffiliated shipbrokers. Commissions paid during 2005 and 2004 to Cardiff amounted to $2.9 million and $0.8 million, respectively, and commissions paid to unaffiliated ship brokers amounted to $7.7 million and $2.5 million, respectively. The increase in commissions was primarily the result of the increase in voyage days in 2005, which increased the amount of voyage revenues we reported. However, the increase in voyage expenses due to the increase in commissions was partly offset by gains resulting from the difference between the purchase and sale price of bunkers on the delivery and redelivery of the vessels to and from their time charterers. Such gains amounted to $3.4 million and $0.9 million for 2005 and 2004, respectively.

VESSEL OPERATING EXPENSES--Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $26.9 million, or 274.5%, to $36.7 million for 2005 compared to $9.8 million for 2004. Daily vessel operating expenses per vessel increased by $158, or 3.5%, to $4,668 for 2005 compared to $4,510 for 2004. This increase is due to the increase in number of vessels from an average of 6 in 2004 to 21.6 in 2005 and a corresponding increase of calendar days from 2,166 in 2004 to 7,866 days in 2005.

DEPRECIATION AND AMORTIZATION--

	Year ended	
	October 31, 2004	December 31, 2005
(Dollars in thousands)		
Vessels depreciation expense	$ 4,735	$ 40,231
Amortization of drydockings	$ 1,716	$ 2,379
Total	$ 6,451	$ 42,610

Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydockings, increased by $36.1 million, or 555.4% to $42.6 million for 2005 compared to $6.5 million for 2004. This increase is due to the delivery of 21 vessels during the period from February to August 2005.

MANAGEMENT FEES - The fees paid to Cardiff for the management of our vessels increased by $3.7 million, or 284.6%, to $5.0 million in 2005 from $1.3 million in 2004. This increase is due to the increase in number of vessels from an average of 6 in 2004 to 21.6 in 2005 and a corresponding increase of calendar days from 2,166 in 2004 to 7.866 days in 2005.

GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses increased by $4.0 million to $4.2 million for 2005 compared to $0.2 million for 2004. This increase is due to the additional administrative costs in connection with the operation of our larger fleet, the duties typically associated with public companies, and the compensation of our senior management and directors -- which amounted $1.4 million. In addition, general and administrative expenses in 2005 include an amount of $1.6 million paid to Cardiff for (i) additional services not contemplated by the management agreement and carried out during the pre-delivery period of the 21 newly acquired vessels and (ii) for services rendered by Cardiff in relation to our financial reporting requirements and the establishment and monitoring of internal controls over financial reporting.

INTEREST AND FINANCE COSTS--Interest and finance costs increased by $18.9 million, or 1,260%, to $20.4 million for 2005 compared to $1.5 million for 2004. This increase is primarily the result of the four new credit facilities entered into in 2005 totaling $577.6 million for the acquisition of 21 vessels.

INTEREST INCOME--Interest income was $0.7 million during 2005 compared to $0.0 million during 2004.

OTHER NET--We recognized a loss of $0.2 million during 2005 compared to a gain of $0.3 million during 2004. These gains and losses reflect amounts received in connection with claims for damages to our vessels compared to the actual costs associated with such repairs.

NET INCOME--Net income was $111.0 million for 2005 compared to net income of $39.1 million for 2004. This increase is attributable to the increase in the size of our fleet.

Two month period ended December 31, 2004

VOYAGE REVENUES--Voyage revenues for the two month period were $15.6 million. Our initial fleet of 6 vessels operated throughout the period, with no off-hire days, generating an average time charter equivalent rate per vessel of $39,516. This is a significantly higher rate than that of prior periods and the increase is entirely due to higher charter rates at the end of 2004.

VOYAGE EXPENSES--Voyage expenses (including gains from bunkers on board relating to vessels employed under time charter agreements) for the two month period were $1.1 million, of which $0.7 million related to commissions. The remaining voyage expenses of $0.4 million relate almost entirely to the expenses incurred by Mostoles which was the only vessel to operate on voyage charter during the period.

VESSEL OPERATING EXPENSES--Vessel operating expenses were $1.8 million for the two month period. Daily vessel operating expenses per vessel were $4,798.

DEPRECIATION AND AMORTIZATION--Depreciation and amortization for the period was $1.1 million. The vessels Striggla, Shibumi and Lacerta underwent drydockings as of October 31, 2004 and the amortization charge for the period reflects the resultant increase in deferred drydocking costs.

MANAGEMENT FEES--Management fees totaled approximately $0.2 million for the two month period.

INTEREST AND FINANCE COSTS--Interest and finance costs for the period were $0.5 million. Of this amount, $0.3 million relates to interest incurred on the Company's outstanding loans for the period and $0.1 million relates to amortization and write-off of financing fees, while another $0.1 million relates to bank charges.

NET INCOME--Net income was $10.7 million for the two month period.

B. Liquidity and Capital Resources

Historically our principal source of funds has been equity provided by our shareholders, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flow, long-term borrowing, and future equity financing to implement our growth plan.

We believe that our current cash balance, as well as operating cash flow, will be sufficient to meet our liquidity needs for the next two to three years, assuming the charter market does not deteriorate to the low-rate environment that prevailed subsequent to the Asian financial crisis in 1999. If we do acquire additional vessels, we will rely on new debt, proceeds from future offerings and revenue from operation to meet our liquidity needs going forward.

Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

On March 31, 2006, the Company borrowed an amount of up to $628.8 million (the "March 2006 Financing") which included (i) a term loan of up to $557.5 million, in order to refinance the then outstanding balance of the Company's prior indebtedness ($528.3 million as at December 31, 2005), to provide the Company with working capital and to finance the acquisition cost of the second-hand vessel Hille Oldendorff and (ii) a short term credit facility of up to $71.3 million, in order to partially finance the acquisition cost of additional vessels acceptable to the lenders. The credit facility was available for 364 days after the signing of the agreement and each amount drawn down would be included in the term loan. The credit facility has been used to partially finance the acquisition cost of the second-hand vessels Maganari, Ligari and Lanzarote and was included in the term loan.

On September 7, 2006 (the "September 2006 Financing"), the Company borrowed an amount of up to $61.5 million in order to partly finance the acquisition cost of vessels Delray, Estepona and Formentera. The full amount of $61.5 million was drawn down in September and October 2006 and was fully repaid in November 2006.

On November 28, 2006, the Company entered into a supplemental agreement to the March 2006 Financing, increasing the aggregate amount of the loan by $82.3 million (the term loan by up to $11.6 million and the short term credit facility by up to $70.8 million) to $711.1 million. The amount of $82.3 million was used to repay the September 2006 financing, to partially finance the acquisition cost of vessel Redondo ($11.6 million) and to provide the Company with working capital ($9.3 million).

As of December 31, 2006 the Company's unutilized line of credit totaled to $4.2 million and the Company is required to pay quarterly commitment fee of 0.40% per annum of the unutilized portion of the term loan and 0.25% of the unutilized portion of the credit facility. Furthermore, the Company is required to pay a draw-down fee of 0.075% on each drawdown amount under the credit facilities. The loan bears interest at LIBOR plus a margin. The total interest rate on December 31, 2006 was 6.35% for $550.2 million and 7.78% for $111.4 million. The outstanding balance of $661.6 million (gross of unamortized deferred financing fees of $2.8 million on December 31, 2006 is repayable in 38 variable consecutive quarterly installments commencing on February 28, 2007 through May 2016, plus a balloon payment of $118.2 million payable together with the last installment.

The loan is secured by a first priority mortgage over the vessels involved, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the lender's prior consent as well as certain financial covenants relating to the Company's financial position, operating performance and liquidity. These loans will permit the Company to pay dividends so long as the amount of such dividends does not exceed 50% of the Company's net income as evidenced by its relevant annual audited financial statements. However, for the fiscal year 2006, the amount of dividends the Company may pay cannot exceed the amount of $18.0 million. For any dividends declared or paid in excess of this amount in 2006, the Company obtained related written consent from its lenders.

On April 5, 2007 we concluded a short-term bridge loan of $33.0 million with a related party to partly finance the acquisition cost of the vessel Primera. The facility was fully repaid on April 23, 2007.

On April 19, 2007 the Company entered into a bridge facility of $181 million with HSH Nordbank in connection with the acquisition of the vessels Marbella, Bargara, Brisbane, Capitola, Primera and Menorca.

On May 23, 2007 we obtained a short term credit facility of $30.0 million from Elios, to partly finance the acquisition of the vessels Menorca, Bargara, Capitola, Primera, Marbella, Ecola, Majorca and Brisbane, in addition to the amendment of the credit facility discussed below, repayable by August, 2007.

On May 23, 2007 we amended our credit facility with HSH Nordbank concluded in March 2006 and amended in November 2006 to increase the amount available under the loan by up to $ 181.0 million and to include a re-borrowing option for mandatory repayment due to sale of vessels of up to $200.0 million in order to partly finance the acquisition cost of the second hand vessels Samsara, Bargara, Marbella, Primera, Brisbane, Menorca, Capitola and Ecola, and any additional vessels. The loan bears interest at LIBOR plus a margin and is repayable in 37 quarterly variable installments from May 2007 through May 2016 and a balloon installment of $163.2 million payable together with the last installment.

With the above amendments to the existing credit facility permanent financing has now been arranged for all of the announced acquisitions and all of the bridge facilities with HSH Norbank were repaid.

As of June 12, 2007, we had a total of $817.6 million in debt outstanding under our credit facility with HSH Nordbank with a total undrawn amount of $19.1 million excluding an amount of $22 million relating to vessels Lanikai and Mostoles.

Cash Flows

Year ended December 31, 2006 compared to the year ended December 31, 2005:

Our cash and cash equivalents decreased to $2.5 million as of December 31, 2006, compared to $5.2 million as of December 31, 2005. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $102.5 million as of December 31, 2006 compared to $117.0 million as of December 31, 2005. This decrease is mainly due to the decrease in the current portion of long-term debt, which decreased to $71.4 million in 2006 from $107.7 million as of December 31, 2005, which was partly offset by the short-term facility of $25.0 million obtained form a related party in December 2006.

NET CASH FROM OPERATING ACTIVITIES-- was $99.1 million during 2006 compared to $163.8 million for 2005. This change is primarily attributable to a decrease in net income of $ 56.7 million for 2006, as compared to $111.0 million for 2005. This decrease is mainly attributable to the loss incurred in 2006 on the forward freight agreements of $22.5 million, the increase in vessel operating expenses and depreciation and amortization by $30.2 million over 2005 and the increase of interest and finance costs by $ 21.3 million over 2005. This decrease was partly off set by the increase in our voyage revenues by $19.5 million over 2005 which was the result of a combination of the increased voyage days of our fleet and the lower charter rates in 2006 compared to 2005.

NET CASH USED IN INVESTING ACTIVITIES-- was $287.5 million for 2006, which reflects the acquisition cost of the eight vessels delivered during the period from April to December 2006, the advances we paid for three vessels of which two were delivered to us in February and April 2007, respectively, and the remaining is expected to be delivered to us during the forth quarter of 2007, the advances to the shipyard for the two new buildings we expect to take delivery in 2009 and 2010, and the proceeds from the sale of the vessel Flecha, compared to $ 847.6 million for 2005 representing the amount we paid for the acquisition of the 21 vessels delivered to us during the period from February to August 2005.

NET CASH FROM FINANCING ACTIVITIES-- was $185.8 million for 2006 consisting of the following:

- Net proceeds of $133.3 million from borrowing under long-term debt, consisting of $706.9 of proceeds and of $573.6 million of payments, in connection with the acquisition of the eight vessels delivered to us between April and December 2006 and the refinancing of our debt outstanding as of December 31, 2005, in connection with the acquisition of the 21 vessels delivered to us between February to August 2005.
- Net, proceeds of $ 25.0 million from borrowing under short-term credit facilities consisting of $ 95.3 million of proceeds and of $70.3 million of payments, in connection with the acquisition of the vessels Delray, Estepona, Formentera, Maganari and Redondo.
- Net proceeds from the issuance of 4,650,000 shares of our common stock of $56.5 million.
- Dividends and financing costs paid of $22.2 million and $3.7 million, respectively.

Year ended December 31, 2005 compared to the year ended October 31, 2004:

Our cash and cash equivalents decreased to $5.2 million as of December 31, 2005 compared to $8.4 million as of December 31, 2004 and to $6.2 million as of October 31, 2004. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $117.0 million as of December 31, 2005 due to the increase in the current portion of long-term debt, which increased to $107.7 million in 2005 compared to $25.4 million as of October 31, 2004.

NET CASH FROM OPERATING ACTIVITIES-- was $163.8 million during 2005 compared to net cash from operating activities of $7.3 million during the year ended October 31, 2004. This change is primarily attributable to an increase in net income of $71.9 million as a result of the delivery of 21 vessels during the period from February to August 2005, mitigated by the increase in depreciation of $35.5 million, deferred revenue of $5.2 million and changes to related parties of $45.5 million.

NET CASH USED IN INVESTING ACTIVITIES-- was $847.6 million for the year ended December 31, 2005, which reflects the acquisition cost of the 21 vessels delivered during the period from February to August 2005 compared to $20.1 million during the year ended October 31, 2004, representing the balance of the purchase price of Panormos.

NET CASH FROM FINANCING ACTIVITIES-- was $680.7 million for the year ended December 31, 2005 compared to $16.0 million during the year ended October 31, 2004. The change in cash provided by financing activities relates to the following:

- Proceeds from borrowing under long-term debt were $577.6 million during the year ended December 31, 2005 in connection with the acquisition of the 21 vessels delivered between February and August 2005, compared to $26.0 million for the year ended October 31, 2004 in connection with the acquisition of the vessel Panormos.
- Principal repayments of long-term debt were $90.0 million for the year ended December 31, 2005 compared to $8.2 million for the year ended October 31, 2004.

- Increase in restricted cash of $23.6 million in 2005 compared to an increase of $1.6 million in the year ended October 31, 2004.

- Dividends of $30.1 million in 2005 compared to $0.0 million in the year ended October 31, 2004.

Two month period ended December 31, 2004

As of December 31, 2004, we had a cash balance of $8.4 million. Working capital is current assets minus current liabilities, including the current portion of long-term debt. The working capital deficit was $13.7 million as of December 31, 2004 due to the declaration of dividends to our existing shareholders, which was given retroactive effect in our financial statements for the fiscal year ended October 31, 2004 prior to our initial public offering which was completed in February 2005. Of the $69.0 million dividend declared, $18.0 million was still payable as of December 31, 2004. An additional $10.7 million was paid on February 8, 2005 and the remainder was paid on May 24, 2005.

NET CASH FROM OPERATING ACTIVITIES - was $55.2 million for the two-month period ended December 31, 2004. This is attributable to the improved trading conditions which contributed net income of $10.7 million and the decrease by $40.6 million of the amounts due from Cardiff that were settled and used to pay existing shareholders a portion of the $69.0 million dividend outstanding as of October 31, 2004.

NET CASH USED IN FINANCING ACTIVITIES - was $53.0 million for the two-month period ended December 31, 2004. This mainly relates to the dividend of $51.0 million that was paid to the existing shareholders on December 23, 2004. During the period we also made principal payments of long term debt of $17.4 million, while we incurred long term debt of $15.4 million.

NET CASH FROM OPERATING ACTIVITIES--increased by $4.8 million to $7.3 million during the year ended October 31, 2004 compared to net cash from operating activities of $2.5 million during 2003. This increase is primarily attributable to net income of $39.1 million as a result of improved trading conditions, in combination with the increase in voyage days following our acquisition of the drybulk vessel Panormos, mitigated by the increase in our related party balances of $35.3 million due from Cardiff, which maintains and handles the majority of the cash generated from vessel operations. Furthermore payments for drydockings in the year ended October 31, 2004 were $3.3 million compared to $1.3 million in 2003 as vessels Striggla, Shibumi and Lacerta underwent their scheduled drydockings in 2004.

NET CASH USED IN INVESTING ACTIVITIES--was $20.1 million during the year ended October 31, 2004, which reflects the balance of the acquisition costs for the vessel Panormos.

NET CASH FROM FINANCING ACTIVITIES--was $16.0 million during the year ended October 31, 2004, compared to net cash from financing activities of $0.4 million during 2003. The change in cash provided by financing activities relates to the following:

- Net proceeds from borrowing under long-term debt were $26.0 million, in connection with the refinancing of certain of our loans and the acquisition of the vessel Panormos during the year ended October 31, 2004, compared to $3.4 million during 2003.

- Principal repayments of long-term debt of $8.2 million during the year ended October 31, 2004 compared to $2.8 million during 2003.

- Dividends of $0.0 million in the year ended October 31, 2004 compared to $2.3 million in 2003.

EBITDA

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The table set forth in Footnote 2 to the "Selected Financial Data" reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA.

EBITDA decreased by $14.9 million, or 8.6%, to $158.4 million for 2006, compared to $173.3 million for the year ended December 31, 2005. This decrease is primarily due to the decrease of net voyage revenue generated by our fleet as a result of the decreased charterhire rates during the first half of the year.

EBITDA, increased by $126.2 million, or 268%, to $173.3 million for 2005, compared to $47.1 million for the year ended October 31, 2004. This increase is primarily due to the increase of net voyage revenue generated by our fleet as a result of the delivery of 21 vessels during the period from February to August 2005.

EBITDA for the two month period ended December 31, 2004 was $12.3 million and was a result of a strong drybulk market that prevailed during the period and continued during the first quarter of 2005. During the two month period, the Company operated 6 vessels.

EBITDA increased by $33.6 million, or 248.9%, to $47.1 million for the year ended October 31, 2004, compared to $13.5 million for 2003. This increase is primarily due to the increase of net voyage revenue generated by our fleet as a result of the overall stronger drybulk market during 2004 compared to 2003. The increase was mitigated by the increase in vessel operating expenses and general and administrative expenses for 2004 compared to 2003.

C. Research and Development, Patents and Licenses

Not Applicable

D. Trend Information

Not Applicable

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2006:

Obligations	Payments due by period				
	Total	1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of $)				
Long-term debt (1)	661,586	72,088	126,392	115,404	347,702
Shipbuilding contracts (2)	53,200	6,700	29,900	16,600	-
Chartering agreements (3)	12,891	6,040	6,851	-	-
Office space rent (4)	45	12	24	9	-
Total	727,722	84,840	163,167	132,013	347,702

(1) As further discussed in Note 8 to our audited consolidated financial statements the outstanding balance of our long-term debt at December 31, 2006, was $661.6 million (gross of unamortized deferred financing fees of $2.8 million), which were used to partially finance the expansion of our fleet following the completion of our initial public offering in February 2005. The loans bear interest at LIBOR plus a margin. The amounts in the table above do not include any projected interest payments. Also as further discussed under "Recent Developments" in this section, subsequent to December 31, 2006, we concluded agreements for additional debt of approximately $181.0 to partially finance the acquisition of additional vessels.

(2) In September 2006, the Company entered into two shipbuilding contracts with a Chinese shipyard for the construction of two Panamax dry-bulk vessels for a contract price of $33.25 million each. As of December 31, 2006, an amount of $13.3 million was paid to the shipyard representing the first and second installment for the construction cost of the two vessels which are expected to be delivered from the shipyard in the last quarter of 2009 and the first quarter of 2010.

(3) In November 2005 we entered into an agreement with Tara Shipping Limited, an unrelated party, to charter-in the vessel "Darya Tara" for a minimum period of 36 months and a maximum of 38 months at a daily rate of $16,550. Concurrently with the aforementioned agreement, the Company concluded a charter party agreement with an unrelated party for the charter-out of the vessel Darya Tara over the same period and at a daily rate of $16,750.

(4) We lease office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO.

Dividend Payments

On January 4 and April 4, 2007, the Company declared dividends amounting to $7.1 million ($0.20 per share, paid on January 31, 2007 to the stockholders of record as of January 17, 2007) and $7.1 million ($0.20 per share, payable on April 30, 2007 to the stockholders of record as of April 16, 2007), respectively.

G. Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

Item 6. Directors and Senior Management

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our board of directors is elected annually on a staggered basis. Each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
George Economou	54	Chairman, President and Chief Executive Officer and interim Chief Financial Officer; Class A Director
Angelos Papoulias	53	Class B Director
Aristidis Ioannidis	64	Class C Director
George Demathas	52	Class C Director
George Xiridakis	43	Class B Director
Olga Lambrianidou	51	Secretary

Biographical information with respect to each of our directors, executives and key personnel is set forth below:

George Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc since its inception in 2004. He successfully took the Company public in February 2005, on NASDAQ under the trading symbol: DRYS. Economou has overseen the Company's growth into the largest US listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Economou was born and raised in Athens, Greece. He is a graduate of Athens College, and completed his higher education in the United States at the Massachusetts Institute of Technology in Boston, in 1976; he earned both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering, and a Master of Science in Shipping and Shipyard Management. Effective May 30 2007, Mr. Economou has been appointed by the DryShips Board as the Interim Chief Financial Officer.

Angelos Papoulias has been our Director since the inception of our Company and as of April 2005, he is also the Chairman of our Audit Committee. Mr. Papoulias has been the Managing Director of Investments and Finance Ltd., since 1989, a financial consulting firm specializing in financial services to the Greek maritime industry. Prior to that Mr. Papoulias was the Director of Finance at Eletson Holdings Inc., a product tanker company from 1987 to 1988. From 1980 to 1987, Mr. Papoulias was with the Chase Manhattan Bank N.A., in their corporate and shipping finance division. Mr. Papoulias holds a B.S., in Mathematics/Economics from Whitman College, Washington State in USA., and a Masters degree in International Management from American Graduate School of International Management in Phoenix, Arizona USA

Aristidis Ioannidis was appointed to our Board of Directors on May 29, 2007, to fill the vacancy resulting from the resignation of Mr. Gregory Zikos. Since 1998, Mr. Ioannidis has been the General Manager of Cardiff Marine Inc., the ship management company for DryShips Inc. He has worked in the shipping industry for over thirty years and has held senior executive management positions in both shipyards and shipping companies. Mr. Ioannidis holds a BSc-Honors- in Naval Architecture from Newcastle University in Newcastle, U.K., and an MSc in Naval Architecture & Marine Engineering as well as an MSc in Shipyard & Shipbuilding Management from Massachusetts Institute of Technology in the United States.

George Demathas was appointed to our Board of Directors of DryShips Inc. on July 18, 2006 to fill the vacancy resulting from the resignation of Mr. Nikolas Tsakos. Mr. Demathas has a BA in Mathematics and Physics (Hamilton College, NY) and an M.S. in Electrical Engineering and Computer Science (Columbia University). As a principal in Marketing Systems Ltd, he supplied turnkey manufacturing equipment to industries in the USSR. From 1991, he was involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry. Since 1996 he has invested in natural gas trunk pipelines in Central Asia. He is based in Moscow and travels widely in Europe and the USA.

George Xiradakis has served on our Board of Directors since 2006. Since 1999, George Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry, including financial and state institutions; XRTC is the commercial representative of the French banking group NATIXIS in Greece. He is also the advisor of various shipping companies, as well as international and state organizations. Xiradakis has served as a President of the Hellenic Real Estate Corporation from June 2004 to October 2006. As of March 2007 he is the President of the National Centre of Port Development in Greece. At present he also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University formerly known as City of London Polytechnic in London. Xiradakis holds an MSc., in Maritime Studies from the University of Wales.

Olga Lambrianidou serves as our Corporate Secretary since February 28, 2007. Prior to joining us, Ms. Lambrianidou had 6 years of shipping experience with OSG Ship Management (GR) Ltd., formerly known as Stelmar Shipping Ltd., as a Human Resources Manager, Corporate Secretary, and Investor Relations Officer. She has additionally worked in the banking and the insurance fields in United States. Ms. Lambrianidou studied in United States and has a B.B.A. Degree in Marketing/English Literature and an M.B.A. Degree in Banking/Finance from Pace University in NY.

Gregory Zikos served as our Chief Financial Officer and Class C Director from November 22, 2006 until May 29, 2007. Over the last two years, Mr. Zikos has been responsible for structured finance transactions in a leading Greek construction firm. Mr. Zikos has four years' experience in the Investment Banking Division of Citigroup, London. Prior to that, he practiced shipping law in Greece representing numerous shipping companies and financial institutions in ship finance transactions. Mr. Zikos holds an M.B.A. from Cornell Business School, a Masters in Maritime Law (L.L.M) from King's College (University of London) and a Bachelor of Laws from the Law School of the University of Athens.

B. Compensation of Directors and Senior Management

We paid an aggregate amount of $1.4 million as compensation to our executive directors for the fiscal year ended December 31, 2006. Non-executive directors received annual compensation in the aggregate amount of $74,213, plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

On February 3, 2005, the Company concluded two agreements with Fabiana, a related party entity incorporated in Marshall Islands. Fabiana is beneficially owned by the Company's Chief Executive Officer. Under the agreements, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company. The duration of the agreements is for three years beginning February 3, 2005 and ending, unless terminated earlier on the basis of any other provision as may be defined in the agreement, on the day before the third anniversary of such date. The Company pays Euro 1,066,600 (Euro 1,126,000 until November 21, 2006) per annum (on a monthly basis) on the last working day of every month for the services of the Chief Executive and Chief Financial Officers

Equity Incentive Plan

We have adopted an equity incentive plan, or the "Plan," which will entitle our officers, key employees, and directors to receive options to acquire common stock. Under the Plan, a total of 1,000,000 shares of common stock has been reserved for issuance under the Plan. The Plan is administered by our board of directors. Under the terms of the Plan, our board of directors may grant new options exercisable at a price per share equal to the average daily closing price for our common stock over the 20 trading days prior to the date of issuance of the shares. Under the terms of the Plan, no options can be exercised until at least two years after the closing of our initial public offering in February 2005. Any shares received on exercise of the options may not be sold until three years after the closing of the offering. All options will expire 10 years from the date of grant. The Plan will expire 10 years from the closing of the offering. As at December 31, 2006, no options were granted under the Plan.

C. Board Practices

The term of our Class C directors expires at the annual general shareholders meeting in 2007. Our Class C director is George Demathas. One additional Class C Director will be elected at our annual general shareholders meeting in 2007.

Exemptions from Nasdaq corporate governance rules

As a foreign private issuer, the Company is exempt from many of the corporate governance requirements other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. The practices followed by the Company in lieu of Nasdaq's corporate governance rules are described below.

- In lieu of a compensation committee comprised of independent directors, the full Board of Directors determines compensation.

- In lieu of a nomination committee comprised of independent directors and a formal written charter addressing the nominations process, the Board of Directors (or a committee thereof), as set forth in the Company's by-laws, regulates nominations. Nominations for director may also be made by shareholders of the Company in accordance with the Company's by-laws.

- In lieu of obtaining shareholder approval prior to the issuance of designated securities, the

Company complies with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the Board of Directors approves share issuances.

- The Company's Board does not hold regularly scheduled meetings at which only independent directors are present.

A majority of our board of directors is independent in accordance with Nasdaq corporate governance practices. In addition, we are in compliance with Nasdaq corporate governance practices relating to the distribution of annual reports and interim reports as applicable to foreign private issuers, shareholder meetings, quorum, solicitation of proxies, conflicts of interest, auditor registration and code of conduct.

Committees of the Board of Directors

The Board has established an audit committee comprised of three independent directors: Angelos Papoulias, Geroge Demathas and George Xiridakis. The Audit Committee is governed by a written charter, which is approved by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the U.S. Securities and Exchange Commission (the "SEC"), that all members of the Audit Committee fulfill the requirement of being financially literate and that Angelos Papoulias is the audit committee financial expert as defined under current SEC regulations. The Audit Committee is appointed by the Board and is responsible for, among other matters:

- engaging the Company's external and internal auditors;
- approving in advance all audit and non-audit services provided by the auditors;
- approving all fees paid to the auditors
- reviewing the qualification and independence of the Company's external auditors;
- reviewing the Company's relationship with external auditors, including considering audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussing with the external auditors such issues as compliance with accounting principles and any proposals which the external auditors have made vis-a-vis the Company's accounting principles and standards and auditing standards;
- overseeing the Company's financial reporting and internal control functions
- overseeing the Company's whistleblower's process and protection; and
- overseeing general compliance with related regulatory requirements.

D. Employees

As of December 31, 2006, the Company employed two persons: our Chairman and Chief Executive Officer, Mr. Economou, and our Chief Financial Officer, Mr. Gregory Zikos both of whom are located in Athens, Greece. Mr. Zikos resigned from his position on May 29, 2007.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions".

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the owners of more than five percent of our common stock as at December 31, 2006. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Common Stock
Common Stock, par value $0.01 per share	Elios Investments Inc.*	10,944,910	30.8%
	George Economou **	12,163,089	34.3%
	Advice Investment S.A. ***	2,814,405	7.9%
	Magic Management Inc. ****	1,876,700	5.3%

* Based on a share exchange agreement entered into as of February 14, 2006, Entrepreneurial Spirit Foundation (former owner of 10,780,000 of the issued and outstanding shares of the Company) transferred all of its shares to Elios Investments Inc. ("Elios"), a corporation organized under the laws of the Republic of the Marshall Islands, in exchange for all of the shares of common stock of Elios. Following the transfer and exchange, Entrepreneurial Spirit Foundation owns 100% of the issued and outstanding shares of Elios.

** Mr. Economou may be deemed to beneficially own 10,944,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 963,667 of these shares through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

*** A corporation incorporated in the Republic of Liberia. Mr. George Economou's ex-wife, Ms. Elisavet Manola of Athens, Greece, is the beneficial owner of all of the issued and outstanding capital stock of this corporation. Mr. Economou disclaims beneficial ownership of these shares.

****A corporation incorporated in the Republic of Liberia. Mr. George Economou's ex-wife, Ms. Rika Vosniadou of Athens, Greece, is the beneficial owner of all of the issued and outstanding capital stock of this corporation.

B. Related Party Transactions

Mr. George Economou, our Chairman and Chief Executive Officer and a director, controls the Entrepreneurial Spirit Foundation (the "Foundation"), a Liechtenstein foundation that owns 70.0% of the issued and outstanding capital stock of Cardiff, our manager. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou's sister. The Foundation also owns 100% of the common stock of Elios Investments Inc. which holds 30.8% of our common stock.

In October 2004, we issued 15,400,000 shares of our common stock to the Foundation as consideration for causing certain of its affiliates to contribute to us the capital stock of our subsidiaries. In particular the following wholly-owned subsidiaries of the Foundation contributed to our Company the shares of the companies that own our vessel-owning subsidiaries and, effectively, their respective shipping assets:

Tradewinds Shipping Co. Ltd. of the Marshall Islands contributed all of the shares of the two registered shareholders of Silicon Shipping Co. Ltd. of Malta (registered owner of Flecha), all of the shares of the two registered shareholders of Oxygen Shipping Co Ltd. of Malta (registered owner of Shibumi) and all the shares of the two registered shareholders of Blueberry Shipping Co. Ltd. of Malta (registered owner of Panormos) in October 2004;

Norge Investment Funds Co. S.A. of Panama contributed all of the shares of the two registered shareholders of Helium Shipping Co. Ltd of Malta (registered owner of Striggla) and all of the shares of the two registered shareholders of Hydrogen Shipping Co. Ltd. of Malta (registered owner of Mostoles) in October 2004; and

Solid Shipping and Trading Inc. of Liberia contributed all of the shares of the two registered shareholders of Annapolis Shipping Co. Ltd. of Malta (registered owner of Lacerta).

Subsequently the Foundation instructed us to distribute 4,620,000 of these shares to our two other shareholders prior to our initial public offering.

Prior to our initial public offering, the Foundation transferred 2,772,000 shares to Advice Investments S.A. and 1,848,000 shares to Magic Management Inc.

On February 14, 2006, the Foundation transferred its shares to its wholly-owned subsidiary, Elios.

On October 31, 2006, we issued an aggregate of 235,585 common shares to Elios Investment Co. ("Elios"), Advice Investment S.A. ("Advice") and Magic Management S.A. ("Magic") pursuant to share purchaser agreements whereby each of Elios, Advice and Magic agreed to invest such stockholder's $0.20 per share dividend payment in respect of the third quarter of 2006 which was paid on October 31, 2006 to stockholders of record on September 29, 2006. In addition, under the same agreement, we issued 254,512 common shares to Goodwill Shipping Company Limited ("Goodwill") a corporation organized under the laws of Malta and controlled by Mr. Economou, in payment of $3,327,000 of principal and interest due under a seller's credit agreement in connection with the acquisition of the vessel Hille Oldendorf. The common shares issued to the selling stockholders and Goodwill were issued at a price of $13.07 per share, which is the average closing price of the Company's common stock on the Nasdaq Global Market for the eight trading days ended October 24, 2006. In December 2006, the Company filed a registration statement on Form F-3 on behalf of Elios, Advice and Magic registering for resale an aggregate of 15,890,097 of our common shares held by them.

On May 29, 2007, Mr. Aristidis Ioannidis, the General Manager of Cardiff, was appointed to our board of directors.

We outsource substantially all of our technical and commercial functions relating to the operation and employment of our vessels to Cardiff pursuant to management agreements which were renewed on October 18, 2004, with an initial term of five years and will automatically be extended to successive five year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing. 70% of the issued and outstanding capital stock of Cardiff is owned by a foundation which is controlled by Mr. Economou, our Chairman and Chief Executive Officer, and a director of our Company. The remaining 30% of the issued and outstanding capital stock of Cardiff is owned by a company controlled by the sister of Mr. Economou. Cardiff provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, and financial and accounting services, in exchange for a daily fixed fee of U.S. $650 per vessel, on the basis of a parity of Euro/U.S. $1.30. Such fee, at the beginning of each calendar quarter date, is adjusted upwards or downwards according to the U.S. Dollar/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of each calendar quarter. Effective January 1, 2007, the management fee we pay Cardiff is Euro 530 per day, per vessel. In addition, effective January 1, 2007, we pay to Cardiff a fee of $100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, Cardiff charges U.S. $550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent. In addition, until September 30, 2006, under the management agreement with Cardiff, Drybulk S.A. was acting as the charter and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels. 70% of the issued and outstanding capital stock of Drybulk S.A. is owned by a foundation which is controlled by Mr. Economou, our Chairman and Chief Executive Officer, and a director of our Company. The remaining 30% of the issued and outstanding capital stock of Drybbulk S.A. is owned by a company controlled by the sister of Mr. Economou. Effective October 1, 2006, the Manager acts as the Company's charter and sales and purchase broker. In addition on November 8, 2005 and effective January 1, 2005, we concluded a contract of ongoing services with the Cardiff, under which the Company pays a quarterly fee of $250,000 for services rendered by Cardiff in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission Rules and the establishment and monitoring of internal controls over financial reporting. During the year ended December 31, 2006, the Company incurred costs of $750,000 to reimburse the Manager for additional services not covered by the contract for ongoing services that related to the Manager's services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We lease office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO. On October 1, 2005 and effective as of the same date, we entered into a rental agreement with our Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9,000 and thereafter it will be adjusted annually for inflation increases.

On February 3, 2005, the Company concluded two agreements with Fabiana, a related-party entity incorporated in Marshall Islands. Fabiana is beneficially owned by the Company's Chief Executive Officer. Under the agreements, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company. The duration of the agreements is for three years beginning February 3, 2005 and ending, unless terminated earlier on the basis of any other provisions as may be defined in the agreement, on the day before the third anniversary of such date. The Company pays Euro 1,066,600 (Euro 1,126,000 until November 21, 2006) per annum (on a monthly basis) on the last working day of every month for the services of the Chief Executive and Chief Financial Officers respectively.

Further, Mr. Economou has entered into a letter agreement which includes a provision requiring Mr. Economou to (i) use commercially reasonable efforts to cause each company affiliated with Cardiff that owns a bareboat chartered vessel (meaning a vessel for which the charterer bears all operating expense and risk) to sell its vessels upon redelivery from its bareboat charterer and allow the Company to exercise a right of first refusal to acquire that bareboat chartered vessel once an agreement that sets forth the terms of the sale is entered into, and (ii) allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Economou, or any of his other affiliates, enters into an agreement that sets forth terms upon which he or it would acquire that drybulk carrier. Pursuant to this letter agreement, Mr. Economou will notify our audit committee of any agreement that he or his other affiliates have entered into to purchase a drybulk carrier (or to sell the bareboat chartered vessel) and will provide the audit committee a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee of that opportunity, within which to decide whether or not to accept the opportunity and nominate a subsidiary of the Company to become the purchaser of such drybulk carrier, before Mr. Economou will accept the opportunity or offer it to any of his other affiliates. Our audit committee, which consists of our independent directors, will require a simple majority vote to accept or reject this offer.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. *Consolidated statements and other financial information*

See Item 18.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

Our current dividend policy is to declare and pay quarterly dividends from our net profits of $0.20 per common share to shareholders each January, April, July and October. However, we may in the future determine to set aside amounts for vessel acquisition and other liabilities that would reduce or eliminate the cash available for distribution as dividends. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Also, from time to time, the Board of Directors may determine to declare and pay quarterly dividends in an amount up to 50% of our net quarterly income as the Board of Directors deems appropriate.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.

The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this report entitled "Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

The drybulk shipping industry is highly volatile, and we cannot accurately predict the amount of cash distributions that we may make in any period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that we will pay dividends.

B. Significant Changes

Not Applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common stock currently trades on The NASDAQ Global Market under the symbol "DRYS". Since our initial public offering in February 2005, the price history of our common stock was as follows:

	High	Low
December 2006	$18.06	$15.19
January 2007	$18.37	$16.85
February 2007	$20.50	$16.96
March 2007	$18.74	$23.61
April 2007	$22.66	$36.06
May 2007	$32.15	$42.20

2007	High	Low
1st Quarter ended March 31, 2007	$23.61	$16.85

2006	High	Low
1st Quarter ended March 31, 2006	$13.84	$8.50
2nd Quarter ended June 30, 2006	$11.25	$8.50
3rd Quarter ended September 30, 2006	$14.89	$10.28
4th Quarter ended December 31, 2006	$18.06	$12.63
Year ended December 31, 2006	$18.06	$8.50

2005	High	Low
1st Quarter ended March 31, 2005	$23.39	$19.36
2nd Quarter ended June 30, 2005	$19.50	$15.46
3rd Quarter ended September 30, 2005	$17.35	$13.95
4th Quarter ended December 31, 2005	$17.22	$12.11
February 3, 2005 to December 31, 2005	$23.90	$11.81

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Directors

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote in an election. Our articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our by laws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. Class A directors served for a term expiring at the 2005 annual meeting of shareholders. Directors designated as Class B directors serve for a term expiring at the 2006 annual meeting. Directors designated Class C directors serve for a term expiring at the 2007 annual meeting. At annual meetings for each initial term, directors to replace those whose terms expire at such annual meetings will be elected to hold office until the third succeeding annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors, chairman of the board or by the president. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our bylaws includes a provision that entitles any director or officer of the Corporation to be indemnified by the Corporation upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

We are also authorized to carry directors' and officers' insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether the Company would have the power to indemnify such director or officer against such liability by law or under the provisions of our by laws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Provisions of our Charter Documents

Several provisions of our articles of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 30.0 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our by-laws require shareholders to give advance written notice of nominations for the election of directors. Our by-laws also provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our by-laws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders. Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the BCA.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

C. Material Contracts

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D. Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. This discussion assumes that decisions, all as of the date of this Annual Report. This discussion assumes that we do not have an office or other fixed place of business in the United States.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations interpreting Section 883, as promulgated by the U.S. Treasury Department, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i) It is organized in a "qualified foreign country" which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and which the Company refers to as the "country of organization requirement"; and

(ii) It can satisfy any one of the following two (2) stock ownership requirements:

- o more than 50% of the Company's stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which the Company refers to as the "50% Ownership Test"; or
- o the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or in a qualified foreign country, which the Company refers to as the "Publicly Traded Test".

The U.S. Treasury Department has recognized (i) the Marshall Islands, the country of incorporation of the Company, of one non ship-owning subsidiary and of thirteen of its ship-owning subsidiaries and (ii) Malta, the country of incorporation of twenty-seven of the Company's ship-owning subsidiaries, as qualified foreign countries. Accordingly, the Company and its subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2006 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company's 2006 taxable year, the Company's stock was "primarily and regularly traded" on the Nasdaq Global Market which is an "established securities market" in the United States within the meaning of the Section 883 regulations and intends to take this position on its 2006 United States income tax returns.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on the U.S. source Shipping Income for 2006, the Company would be subject to U.S. federal income tax of approximately $0.4 million under section 887 in the absence of an exemption under Section 883.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

F. Dividends and paying agents

Not Applicable

G. **Statement by experts**

Not Applicable

H. **Documents on display**

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. **Subsidiary information**

Not Applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Historically, we have been subject to market risks relating to changes in interest rates, because we have had significant amounts of floating rate debt outstanding. During 2005 and 2006, we paid interest on this debt based on LIBOR plus an average spread of one and one-quarter percent (1.25%) on our bank loans. A one percent (1%) increase in LIBOR would have increased our interest expense for the year ended December 31, 2006 from $37.3 million to $43.2 million.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $5.8 million based upon our debt level at December 31, 2006.

Currency and Exchange Rates

We generate all of our revenues in Dollars but currently incur approximately 24% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, in 2006 we employed such instruments (see below) in order to minimize this risk. Our use of financial derivatives involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Foreign Exchange Transactions

In January 2006, the Company engaged in a total of 12 call options, maturing in monthly intervals from February 2006 to January 2007, under one foreign exchange transaction involving the US dollar against the Euro. As of December 31, 2006, the Company had one open call option, which matured in January 2007. The strike rate under this option was 1.21 Dollars per Euro, for an amount of Euro 0.2 million.

In January 2006, the Company engaged in a total of 12 Forward Foreign Exchange Contracts, in monthly intervals from February 2006 to January 2007. As of December 31, 2006, the Company had one open Forward Foreign Exchange Contract which matured in January 2007. The forward rate under this forward transaction was 1.2320 Dollars per Euro for an amount of Euro 0.2 million after the contract date.

The Company engaged in such agreements in order to hedge its exposure to fluctuations between the U.S. Dollar and the Euro with respect to certain expenses incurred in Euros. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings.

Item 12. Description of Securities Other than Equity Securities

A. Debt securities

Not Applicable

B. Warrants and rights

Not Applicable

C. Other securities

Not Applicable

D. American depository shares

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer have concluded that our disclosure controls and procedures are effective, as of the end of the period covered by this report, in timely alerting them to material information required to be disclosed in our periodic filings with the Securities and Exchange Commission ("SEC"), and in ensuring that the information required to be disclosed in those filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f) or 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition use or disposition of the Company's assets that could have a material effect on its consolidated financial statements.

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission published in its report entitled

Internal Control-Integrated Framework ("COSO"). As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2006.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

(c) Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Interim Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Mr. Papoulias, whose biographical details are included in Item 6, a member of our Audit Committee qualifies as financial expert and is considered to be independent according to the SEC rules.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the "Investor Relations" section of the Dryships Inc. website, and may be viewed at http://www.dryships.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may be direct their requests to the attention of Investor Relations, DryShips Inc., 80, Kifissias Avenue., 151 25 Amaroussion, Greece.

Item 16C. Principal Accountant Fees and Services

Ernst and Young (Hellas), Certified Auditors Accountants S.A, or Ernst & Young, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2006 and 2005, the two-month period ended December 31, 2004 and the year ended October 31, 2004.

The table below sets forth the total fees for the services performed by Ernst & Young in 2006 and 2005 and breaks these amounts by category of services (in Euros).

	2006	2005
	Stated in Euro	
Audit fees	633,937	350,175
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	633,937	350,175

Audit fees

The 2006 amount of Euro 633,937 relates to audit services provided in connection with the audit of our consolidated financial statements, SAS 100 reviews and the issuance of 4,650,000 shares of our common stock from May through August 2006 under a controlled equity offering sales agreement. There were no tax, audit-related, or other fees billed in 2006.

The 2005 amount of Euro 350,175 relates to the audit of the two month period ended December 31, 2004 and the year ended December 31, 2005. There were no tax, audit-related, or other fees billed in 2005.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

The following financial statements, beginning on page F-1, together with the report of Ernst & Young (Hellas), Certified Auditors Accountants S.A. thereon, are filed as a part of this report.

DRYSHIPS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
DRYSHIPS INC.

We have audited the accompanying consolidated balance sheets of DryShips Inc. (the "Company") as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended October 31, 2004, for the two-month period ended December 31, 2004, and for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DryShips Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for the year ended October 31, 2004, for the two-month period ended December 31, 2004, and for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 27, 2007

DRYSHIPS INC.
Consolidated Balance Sheets
December 31, 2005 and 2006
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2005	2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	5,184	2,537
Restricted cash	3,040	6,614
Accounts receivable trade	5,514	3,187
Insurance claims	107	671
Due from related parties	-	3,353
Inventories	1,326	2,571
Prepayments and advances	3,336	5,568
Prepaid charter revenue	-	1,335
Financial instruments	270	985
Total current assets	18,777	26,821
FIXED ASSETS, NET:		
Advances for vessels under construction and acquisitions	-	27,380
Vessels, net	864,733	1,084,924
Total fixed assets, net	864,733	1,112,304
OTHER NON CURRENT ASSETS:		
Deferred charges, net	3,781	6,200
Restricted cash	21,011	20,000
Other	2,257	2,848
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	107,738	71,412
Financial Instruments	-	2,625
Accounts payable	8,479	11,423
Due to related parties	6,460	25,086
Accrued liabilities	6,529	6,326
Deferred revenue	6,309	12,270
Other current liabilities	230	202
Total current liabilities	135,745	129,344
LONG-TERM DEBT, net of current portion	417,615	587,330
OTHER NON CURRENT LIABILITIES	698	607
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 45,000,000 and 75,000,000 shares authorized at December 31, 2005 and 2006, respectively; 30,350,000 and 35,490,097 shares issued and outstanding at December 31, 2005 and 2006, respectively.	304	355
Additional paid-in capital	264,600	327,446
Retained earnings	91,597	123,091
Total stockholders' equity	356,501	450,892

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.

Consolidated Statements of Income

For the year ended October 31, 2004, for the two-month period ended December 31, 2004, and for the years ended December 31, 2005 and 2006

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Year ended October 31, 2004	Two-month period ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
REVENUES:				
Voyage revenues	63,458	15,599	228,913	248,431
EXPENSES:				
Loss on forward freight agreements	-	-	-	22,473
Voyage expenses	5,578	954	10,185	16,229
Voyage expenses – related party	793	199	2,854	3,056
(Gain)/ loss on sale of bunkers, net	(890)	(17)	(3,447)	(3,320)
Vessel operating expenses	9,769	1,756	36,722	47,889
Depreciation	4,735	808	40,231	58,011
Amortization of deferred drydocking costs	1,716	326	2,379	3,594
Gain on sale of vessels	-	-	-	(8,583)
Management fees - related party	1,261	240	4,962	6,609
General and administrative expenses	221	114	1,218	2,737
General and administrative expenses – related party	-	-	2,968	3,194
Operating income	40,275	11,219	130,841	96,542
OTHER INCOME (EXPENSES):				
Interest and finance costs	(1,515)	(508)	(20,398)	(41,323)
Interest and finance costs – related parties	-	-	-	(393)
Interest income	12	8	749	1,691
Other, net	341	(6)	(175)	214
Total other income/ (expenses), net	(1,162)	(506)	(19,824)	(39,811)
Net income	39,113	10,713	111,017	56,731
Weighted average number of shares, basic and diluted	15,400,000	15,400,000	28,957,397	32,348,194

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.

Consolidated Statements of Stockholders' Equity

For the year ended October 31, 2004, for the two-month period ended December 31, 2004, and for the years ended December 31, 2005 and 2006

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Comprehensive Income	Capital Stock # of Shares	Capital Stock Par Value	Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity/ (Deficit)
BALANCE, October 31, 2003		15,400,000	154	13,465	11,894	25,513
Net income	39,113	-	-	-	39,113	39,113
Dividends declared (US dollars 4.48 per share)	-	-	-	-	(69,000)	(69,000)
Comprehensive income	39,113					
BALANCE, October 31, 2004		15,400,000	154	13,465	(17,993)	(4,374)
Net income	10,713	-	-	-	10,713	10,713
Comprehensive income	10,713					
BALANCE, December 31, 2004		15,400,000	154	13,465	(7,280)	6,339
Net income	111,017	-	-	-	111,017	111,017
Issuance of common stock	-	14,950,000	150	251,135	-	251,285
Dividends paid (US dollars 0.40 per share)	-	-	-	-	(12,140)	(12,140)
Comprehensive income	111,017					
BALANCE, December 31, 2005		30,350,000	304	264,600	91,597	356,501
Net income	56,731	-	-	-	56,731	56,731
Issuance of common stock	-	4,650,000	46	56,444	-	56,490
Issuance of common stock to settle dividends	-	235,585	2	3,078	-	3,080
Issuance of common stock to settle liabilities	-	254,512	3	3,324	-	3,327
Dividends paid (US dollars 0.80 per share)	-	-	-	-	(25,237)	(25,237)
Comprehensive income	56,731					
BALANCE, December 31, 2006		35,490,097	355	327,446	123,091	450,892

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC
Consolidated Statements of Cash Flows
For the year ended October 31, 2004, for the two-month period ended December 31, 2004, and for the years ended December 31, 2005 and 2006
(Expressed in thousands of U.S. Dollars)

	Year ended October 31, 2004	Two-month period ended December 31, 2004	Year ended December 31,	
			2005	2006
Cash Flows from Operating Activities:				
Net income	39,113	10,713	111,017	56,731
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	4,735	808	40,231	58,011
Amortization of deferred drydocking costs	1,716	326	2,379	3,594
Amortization and write-off of deferred financing costs	132	111	544	3,785
Gain on sale of vessel				(8,583)
Amortization of deferred/prepaid charter revenue	-	-	(5,224)	(2,967)
Change in fair value of derivatives	-	-	(270)	1,910
Interest on credit facility from related parties				77
Recognition / (amortization) of free lubricants benefit	-	-	928	(119)
(Increase) / Decrease in:				
Accounts receivable trade	(1,443)	1,061	(4,407)	2,327
Insurance claims	350	-	(94)	(564)
Due from related parties	(35,292)	40,563	4,000	(3,353)
Inventories	113	(109)	(917)	(1,245)
Prepayments and advances	(653)	807	(3,142)	(2,232)
Increase / (Decrease) in:				
Accounts payable	326	297	7,011	2,944
Due to related parties	(33)	196	6,262	(6,374)
Accrued liabilities	979	(950)	5,848	(203)
Deferred income	543	1,384	2,793	1,618
Dry dockings	(3,277)	-	(3,153)	(6,275)
Net Cash provided by Operating Activities	7,309	55,207	163,806	99,082
Cash Flows from Investing Activities:				
Advances for vessel acquisition	-	-	-	(27,380)
Additions to vessel cost	(20,119)	-	(847,649)	(270,993)
Proceeds from vessels' sale	-	-	-	10,861
Net Cash used in Investing Activities	(20,119)	-	(847,649)	(287,512)
Cash Flows from Financing Activities:				
Proceeds from long-term debt	26,000	15,431	577,585	706,875
Payments of long-term debt	(8,230)	(17,431)	(90,010)	(573,612)
Proceeds from short-term credit facilities	-	-	-	95,337
Payments of short-term credit facility	-	-	-	(70,337)
(Increase) / decrease in restricted cash	(1,570)	1,107	(23,588)	(2,563)
Advances to Baumarine Pool	-	(1,025)	(1,232)	(591)
Proceeds from issuance of shares	-	-	251,285	56,490
Dividends paid	-	(51,007)	(30,133)	(22,157)
Payment of financing costs	(215)	(82)	(3,251)	(3,659)
Net Cash provided by / (used in) Financing Activities	15,985	(53,007)	680,656	185,783
Net (decrease) / increase in cash and cash equivalents	3,175	2,200	(3,187)	(2,647)

Cash and cash equivalents at beginning of year/period	2,996	6,171	8,371	5,184

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year/period for:

Interest payments, net of amounts capitalized	1,351	236	17,636	39,321
Non cash financing activities:				
Liabilities assumed in connection with joint and several borrowings with related parties	(50,953)	4,343	68,109	-
Settlement of sellers' credit together with interest in Company's common stock	-	-	-	(3,327)
Settlement of dividends in Company's common stock	-	-	-	(3,080)

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2006
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or DryShips). DryShips Inc. was formed on September 9, 2004, under the laws of Marshall Islands. On October 18, 2004, all of the outstanding shares of the vessel owning companies listed under 1 through 6 in the table below (collectively, the "Contributed Companies"), were contributed to the Company through Entrepreneurial Spirit Foundation (the "Foundation"), a family foundation of Vaduz, Liechtenstein. The Company's Chief Executive Officer, Mr. George Economou and members of his immediate family (the "Family") control and are beneficiaries of the Foundation. The transaction described above constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests and the Contributed Companies are presented at historical cost as the control of the Contributed Companies before and after the reorganization was with the Family. Effective November 1, 2004, the Company changed its fiscal reporting year-end from October 31 to December 31. In February 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933 (Note 9). Since the consummation of its initial public offering and through December 31, 2005, the Company took delivery of twenty-one secondhand dry bulk carrier vessels, through then-newly established wholly owned subsidiaries. During 2006 the Company (a) took delivery of eight secondhand dry bulk carrier vessels through newly established wholly owned subsidiaries, (b) concluded the sale of five dry bulk carrier vessels of which one was delivered to her new owners in 2006, three have been delivered in January 2007 and the remaining vessel is expected to be delivered within the second quarter of 2007, (c) concluded agreements to purchase three second hand dry bulk carriers of which one was delivered in February 2007 and the remaining two vessels are expected to be delivered in the first and second quarters of 2007 and (d) concluded two contracts for the construction of two dry bulk carrier vessels with expected delivery dates in the last quarter of 2009 and the first quarter of 2010, respectively. The Company is engaged in the ocean transportation services of dry bulk cargoes worldwide through the ownership and operation of the dry bulk carrier vessels mentioned below. The Company's wholly-owned subsidiaries as of December 31, 2006, are listed below:

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information – (continued):

	Ship-owning Company	*Country of Incorporation*	*Vessel*
1.	Helium Shipping Company Limited ("Helium")	Malta	Striggla (Note 6)
2.	Hydrogen Shipping Company Limited ("Hydrogen")	Malta	Mostoles
3.	Oxygen Shipping Company Limited ("Oxygen")	Malta	Shibumi (Note 6)
4.	Annapolis Shipping Company Limited ("Annapolis")	Malta	Lacerta
5.	Blueberry Shipping Company Limited ("Blueberry")	Malta	Panormos (Note 6)
6.	Silicon Shipping Company Limited ("Silicon")	Malta	Flecha (Note 6)
7.	Lancat Shipping Company Limited ("Lancat")	Malta	Matira
8.	Tolan Shipping Company Limited ("Tolan")	Malta	Tonga
9.	Malvina Shipping Company Limited ("Malvina")	Malta	Coronado
10.	Arleta Navigation Company Limited ("Arleta")	Malta	Xanadu
11.	Selma Shipping Company Limited ("Selma")	Malta	La Jolla
12.	Royerton Shipping Company Limited ("Royerton")	Malta	Netadola
13.	Samsara Shipping Company Limited ("Samsara")	Malta	Ocean Crystal
14.	Lansat Shipping Company Limited ("Lansat")	Malta	Paragon
15.	Farat Shipping Company Limited ("Farat")	Malta	Toro
16.	Madras Shipping Company Limited ("Madras")	Malta	Alona
17.	Iguana Shipping Company Limited ("Iguana")	Malta	Iguana
18.	Borsari Shipping Company Limited ("Borsari")	Malta	Catalina
19.	Onil Shipping Company Limited ("Onil")	Malta	Padre (ex Belmonte)
20.	Zatac Shipping Company Limited ("Zatac")	Malta	Waikiki
21.	Fabiana Navigation Company Limited ("Fabiana")	Malta	Alameda

DRYSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2006
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information – (continued):

Ship-owning Company	*Country of Incorporation*	*Vessel*
22. Fago Shipping Company Limited ("Fago")	Malta	Lanikai
23. Felicia Navigation Company Limited ("Felicia")	Malta	Solana (ex Linda Oldendorff)
24. Platan Shipping Company Limited ("Platan")	Malta	Daytona (Note 6)
25. Karmen Shipping Company Limited ("Karmen")	Malta	Sonoma
26. Thelma Shipping Company Limited ("Thelma")	Malta	Manasota
27. Celine Shipping Company Limited ("Celine")	Malta	Medocino (ex Conrand Oldendorff)
28. Seaventure Shipping Limited ("Seaventure")	Marshall Islands	Hille Oldendorff
29. Tempo Marine Company ("Tempo")	Marshall Islands	Maganari
30. Star Record Owning Company Limited ('Star")	Marshall Islands	Ligari
31. Human Owning Company Limited ("Human")	Marshall Islands	Estepona (Note 17 (d))
32. Classical Owning Company Limited ("Classical")	Marshall Islands	Delray (Note 17 (d))
33. Maternal Owning Company Limited ("Maternal")	Marshall Islands	Lanzarote
34. Paternal Owning Company Limited ("Paternal")	Marshall Islands	Formentera
35. Argo Owning Company Limited ("Argo")	Marshall Islands	Redondo
36. Roscoe Marine Limited ("Roscoe")	Marshall Islands	Hull 1518A (Note 5)
37. Monteagle Shipping S.A. ("Monteagle")	Marshall Islands	Hull 1519A (Note 5)
38. Gaia Owning Company Limited ("Gaia")	Marshall Islands	Samsara (ex Cape Venture) (Note5(c))
39. Kronos Owning Company Limited ("Kronos")	Marshall Islands	Primera (ex Sea Epoch) (Note 5(d))
40. Rea Owning Company Limited ("Rea")	Marshall Islands	Ecola (ex Zella Oldendorff) (Note 5(b))
Other company		*Activity*
41. Wealth Management Inc. ("Wealth")	Marshall Islands	Cash Manager

The operations of the Company's vessels are managed by Cardiff Marine Inc. (the "Manager"), a related party entity incorporated in Liberia. Furthermore, Drybulk S.A, a related party Liberian corporation acted as the charter and sales and purchase broker for the Company (Note 3(a)) until September 30, 2006. Effective October 1, 2006 the Manager acts as the Company's charter and sales and purchase broker. The majority shareholding (70%) of the Manager and Drybulk S.A., is owned by the Foundation. The 30% shareholding of the Manager and Drybulk S.A is held by Prestige Finance S.A., a Liberian corporation which is wholly owned by the sister of the Company's Chief Executive Officer.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2006
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information – (continued):

Charterers individually accounting for more than 10% of the Company's voyage revenues during the year ended October 31, 2004, the two-month period ended December 31, 2004 and the years ended December 31, 2005 and 2006, are as follows:

Charterer	Year ended October 31, 2004	Two-month period ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
Oldendorff Carriers Gmbh	-	-	-	13%
Cargill International Ltd.	-	18%	12%	-
Clearlake Shipping Ltd	-	12%	-	-
Transfield Shipping ER	11%	-	-	-
Brave Bulk Transport Ltd.	11%	-	-	-

In addition, of the Company's voyage revenues during the year ended October 31, 2004, the two-month period ended December 31, 2004 and the years ended December 31, 2005 and 2006, amounting to 16%, 42%, 25% and 25%, respectively, were derived from the participation of certain Company's vessels in a drybulk pool.

2. Significant Accounting Policies:

(a) ***Principles of Consolidation:*** The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include in the year ended October 31, 2004, the two-month period ended December 31, 2004 and the years ended December 31, 2005 and 2006, the accounts and operating results of DryShips Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated on consolidation.

(b) ***Use of Estimates:*** The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) ***Other Comprehensive Income:*** The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

2. Significant Accounting Policies - (continued):

(d) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps, foreign currency contracts and forward freight agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

(e) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in General and administrative expenses in the accompanying consolidated statements of income.

(f) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g) Restricted Cash: Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements.

(h) Trade Accounts Receivable, Net: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been established as of December 31, 2005 and 2006.

(i) Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies - (continued):

(j) Inventories: Inventories consist of consumable bunkers (if any), lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(k) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). With the exception of vessel Tonga, Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. The useful life of vessel Tonga is estimated to 26 years, which coincides with the validity of the class certificate. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(l) Prepaid/Deferred charter revenue: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, the difference is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(m) Impairment of Long-Lived Assets: The Company uses SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company's vessels. The Company regularly reviews its vessels for impairment on a vessel by vessel basis. No impairment losses were recorded in the year ended October 31, 2004, the two-month period ended December 31, 2004 and the years ended December 31, 2005 and 2006. Furthermore, in the period a long-lived asset meets the "held for sale" criteria of SFAS No. 144, a loss is recognized for any reduction of the long-lived

2. Significant Accounting Policies - (continued):

asset's carrying amount to its fair value less cost to sell. No such adjustments were identified for the year ended October 31, 2004, the two-month period ended December 31, 2004 and the years ended December 31, 2005 and 2006.

(n) ***Accounting for Drydocking Costs:*** The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel's sale.

(o) ***Financing Costs:*** Fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges and classified as a contra to debt. Such fees are deferred and amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made.

(p) ***Accounting for Revenue and Related Expenses:*** The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as its is earned ratably over the duration of the period of each voyage charter. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Net revenue under pooling arrangements is accounted for on the accrual basis and is recognized when the collectibility has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material.

Voyage related and vessel operating costs are expensed as incurred.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies - (continued):

(q) Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the year ended October 31, 2004, the two-month period ended December 31, 2004 and the years ended December 31, 2005 and 2006.

(r) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(s) Derivatives: FASB Statement No. 133 "Accounting for Derivative Instruments and Certain Hedging Activities", require all derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognised currently in earnings unless specific hedge accounting criteria are met. As derivative instruments have not been designated as hedging instruments, changes in their fair values are reported in current period earnings. The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral arrangements.

(t) Variable Interest Entities: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

DRYSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2006
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies – (continued):

(u) Accounting for Corrections: In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle unless impracticable to do so. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company adopted this pronouncement on January 1, 2006.

(v) Recent Accounting Pronouncements:

(i) In September 2006 the FASB issued FASB Statement No. 157 "Fair Value Measurements"(SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the standard is not expected to have a material effect on the Company's financial position or results of operations.

(ii) On September 13, 2006, with the release of Staff Accounting Bulletin No. 108 ("SAB 108") "Considering the effects of prior year misstatements when quantifying misstatements in current year financial statement" the SEC staff provided interpretative guidance on the consideration of the effects of prior year misstatments in quantifying current year misstatements for the purposes of a materiality assessment. The adoption of this SEC release did not have an effect on the Company's financial position or results of operations.

3. Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

	2005	2006
Current assets:		
Cardiff Marine Inc. (a)	-	3,353
Joint and several borrowers (d)	-	-
	-	3,353
Current liabilities:		
Cardiff Marine Inc. (a)	1,434	-
Drybulk S.A. (a)	5,026	-
Fabiana Services S.A. (b)	-	86
Elios Investments Inc. (f)	-	25,000
	6,460	25,086

(a) ***Cardiff Marine Inc. and Drybulk S.A.:*** The operations of the Company's vessels are managed by Cardiff Marine Inc. (Note 1). The Manager has an office in Greece located at 80, Kifissias Avenue 151 25 Athens Greece. The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed fee of U.S. dollars 650 per vessel, on the basis of a parity of Euro/U.S. $1.30. Such fee, at the beginning of each calendar quarter date, is adjusted upwards or downwards according to the U.S.$/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of each calendar quarter. Additionally, the Manager charges U.S. Dollars 550 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent. In addition, until September 30, 2006, under the management agreement with Cardiff Marine Inc., Drybulk S.A. (Note 1) was acting as the charter and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels. The management agreements were renewed on October 18, 2004, with an initial term of five years and will automatically be extended to successive five-year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing. Effective October 1, 2006 the Manager acts as the Company's charter and sales and purchase broker.

The fees charged by the Manager for the year ended October 31, 2004, the two-month period ended December 31, 2004 and the years ended December 31, 2005 and 2006, amounted to $1,322, $240, $4,962 and $6,609, respectively. Of the above amounts $61, $0, $0 and $0 for the year ended October 31, 2004, the two-month period ended December 31, 2004 and the years ended December 31, 2005 and 2006, respectively were included in deferred drydocking costs and the remaining amounts are separately reflected in the accompanying consolidated statements of income. Chartering commissions charged by Drybulk S.A for the year ended October 31, 2004, the two-month period ended December 31, 2004 and the years ended December 31, 2005 and 2006, totaled $793, $199, $2,854 and $2,117, respectively, and by Cardiff for the year ended December 31, 2006 $939. Such commissions are separately reflected as voyage expenses - related party in the accompanying consolidated statements of income. In addition, during the years ended October 31, 2004, December 31, 2005 and December 31, 2006, $220, $8,400 and $2,011, respectively were charged by Drybulk S.A and during the year ended December 31, 2006 an amount of $698 were charged by Cardiff, relating to the acquisition of vessels. These amounts are capitalized as a vessel acquisition cost and included in Vessels, net in the accompanying consolidated balance sheets.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties: – (continued):

(a) Cardiff Marine Inc. and Drybulk S.A. – (continued): During the year ended December 31, 2005, the Company also paid $600 to the Manager as remuneration for additional services not contemplated by the management agreement and carried out during the pre-delivery period of the twenty-one newly acquired vessels. In addition on November 8, 2005 and effective January 1, 2005, the Company concluded a contract of ongoing services with the Manager, under which the Company pays a quarterly fee of $250 for services rendered by the Manager in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission Rules and the establishment and monitoring of internal controls over financial reporting. During the year ended December 31, 2006, the Company also paid to the Manager $750 for additional services not contemplated by the contract for ongoing services discussed above with respect to services in connection with the Manager's compliance with Section 404 of the Sarbanes-Oxley Act of 2002 requirements.

The above amounts, totaling $1,600 and $1,750 for 2005 and 2006, respectively, are included in General and administrative expenses - related party in the accompanying 2005 and 2006 consolidated statements of income. At December 31, 2005 and 2006, the amounts due to/from Cardiff were $1,434 and $3,353, respectively, while the amounts due to Drybulk S.A. were $5,026 and $0, respectively.

(b) Consultancy Agreements: On February 3, 2005, the Company concluded two agreements with Fabiana Services S.A. ("Fabiana") a related party entity incorporated in Marshall Islands. Fabiana is beneficially owned by the Company's Chief Executive Officer. Under the agreements, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company. The duration of the agreements is for three years beginning February 3, 2005 and ending, unless terminated earlier on the basis of any other provisions as may be defined in the agreement, on the day before the third anniversary of such date. The Company pays Euro 1,066,600 (Euro 1,126,000 until November 21, 2006) per annum payable monthly on the last working day of every month in twelve installments for the services of the Chief Executive and Chief Financial Officers, respectively. The related expense for 2005 and 2006 amounted to $1,351 and $1,383, respectively, and is included in General and administrative expenses - related party in the accompanying 2005 and 2006 consolidated statements of income. No amounts were payable to or receivable from Fabiana at December 31, 2005. At December 31, 2006, an amount of $86 was payable to Fabiana.

(c) Lease Agreement: On October 1, 2005 and effective as of the same date, the Company entered into a rental agreement with its Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9,000 and thereafter it will be adjusted annually for inflation increases. Prior to entering the above agreement both parties agreed to cancel without penalties a previously existing rental agreement for leased office space. That agreement had been effective for a five years period beginning January 1, 2005 at an annual rental of Euro 14,000 before any annual inflation increases. The related expense for 2005 and 2006 amounted to $15 and $12, respectively, and is included in General and administrative expenses - related party in the accompanying 2005 and 2006 consolidated statements of income.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties: – (continued):

(d) ***Joint and several borrowers:*** As of October 31, 2004, the Company participated in three loan agreements for which it had joint and several liabilities with several other related party companies each under common control with the Company. A portion of the proceeds from those loans was received by and used to fund the sister companies' vessel acquisitions. The Company is considered a primary obligor for the loans and accordingly, has recorded the full obligation with a corresponding receivable due from the related party sister companies for the portions of the loan proceeds which they received. In December 2004 and May 2005, the loans discussed above were restructured and the Company's subsidiaries refinanced their loans' balances by other loans and were released from their obligations under the loans for which it had joint and several liability.

(e) ***Acquisition of vessels***: In March 2006, the Company concluded a Memorandum of Agreement with a company controlled by the Company's Chief Executive Officer for the acquisition of the vessel Hille Oldendorff for $40,760 which was delivered to the Company in April 2006. The purchase price consists of the price paid by the vessel's previous owners to acquire the vessel in October 2005 and certain pre-trading expenses also incurred by the previous owners. Upon her acquisition, the vessel was under an existing bareboat charter contract at the rate of $593 net of commission per month until March 31, 2007 with a two-month extension in charterer's option. The purchase price was partly financed by an unsecured sellers' credit of $3,250 as provided by the Memorandum of Agreement. The sellers' credit bears interest at Libor plus a margin of 1.5% and was initially repayable in one installment not earlier than December 2006 but not later than March 2007. In October 2006, the sellers' credit was fully settled with common stock (Note 9). Interest expense for the above credit for 2006 amounted to $77 and is included in Interest and finance costs – related parties in the accompanying 2006 consolidated statement of income.

(f) ***Short-term credit facilities:*** During 2006, the Company borrowed an amount of $33,837 in aggregate from Elios Investments Inc. ("Elios"), a wholly owned subsidiary of the Foundation as follows (a) in May 2006 an amount of $8,837 in order to partially finance the acquisition cost of vessel Maganari, repayable within six months from drawdown and bearing interest of $100 per month. The amount was fully repaid in cash in August 2006 and (b) in December 2006 an amount of $25,000 in order to partially finance the acquisition cost of vessel Redondo. The facility bears interest at three month Libor plus a margin of 1.3% and is repayable in one installment not later than March 31, 2007. Furthermore, the Company paid a non-refundable arrangement fee of 0.425% on the aggregate facility amount. In January 2007 the facility was fully repaid in cash (Note 17(f)). Total interest expense for the above two facilities for 2006 amounted to $316 and is included in Interest and finance costs – related parties in the accompanying 2006 consolidated statement of income.

4. Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2005	2006
Lubricants	1,148	2,328
Victualling stores	178	243
	1,326	2,571

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

5. Advances for vessels under construction and acquisitions:

The amount in the accompanying 2006 consolidated balance sheet represents the advance payments made for the acquisition of the following drybulk carrier vessels:

(a) $13,300 paid in October and December 2006, representing the 10% advance payment for two shipbuilding contracts that the Company entered into for the construction of two Panamax vessels for $33,250, each. The vessels are expected to be delivered from the shipyard in the last quarter of 2009 and the first quarter of 2010, respectively. Capitalized interest during 2006 amounted to $110.

(b) $3,970 paid in December 2006, representing the 10% advance payment for the acquisition of Ecola (ex Zella Oldendorff), a second-hand, 2001 built Panamax vessel, for $39,700 The vessel is expected to be delivered, charter-free, to the Company during the third quarter of 2007.

(c) $6,200 paid in December 2006, representing the 10% advance payment for the acquisition of Samsara (ex Cape Venture), a second-hand, 1996 built Capesize vessel for $62,000. The vessel is expected to be delivered, charter-free, to the Company during the first quarter of 2007 (Note 17(h)).

(d) $3,800 paid in December 2006, representing the 10% advance payment for the acquisition of Primera (ex Sea Epoch), a second-hand, 1998 built, Panamax vessel for $38,000. The vessel is expected to be delivered, charter-free, to the Company during the second quarter of 2007 (Notes 17(c) and 17(i)).

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net Book Value
Balance, October 31, 2003	47,487	(13,383)	34,104
- Vessel acquisitions	22,319	-	22,319
- Depreciation	-	(4,735)	(4,735)
Balance, October 31, 2004	69,806	(18,118)	51,688
- Depreciation	-	(808)	(808)
Balance, December 31, 2004	69,806	(18,926)	50,880
- Vessel acquisitions	854,084	-	854,084
- Depreciation	-	(40,231)	(40,231)
Balance, December 31, 2005	923,890	(59,157)	864,733
- Vessel acquisitions	280,218	-	280,218
- Vessel disposals	(7,055)	5,039	(2,016)
- Depreciation	-	(58,011)	(58,011)
Balance, December 31, 2006	1,197,053	(112,129)	1,084,924

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6. Vessels, Net - (continued):

The Company's vessels, having total carrying value of $1,084,924 at December 31, 2006, have been pledged as collateral to secure the bank loans discussed in Note 8.

During 2006, the Company acquired eight second hand dry bulk carrier vessels (including the one discussed in Note 3 (e)), for an aggregate consideration of $274,243. Seven of the above vessels, acquired for an aggregate consideration of $233,085, were under existing time charter contracts which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of each of the above vessels evaluated the charter contracts assumed and recognized (a) an asset of $5,517, for two of the vessels, with a corresponding decrease in the vessels' purchase price and (b) a liability of $11,492, for the other five vessels, with a corresponding increase in the vessels' purchase price.

During 2005, the Company acquired twenty-one second hand dry bulk carrier vessels for an aggregate consideration of $847,649. Eight of the above vessels, acquired for an aggregate consideration of $260,512, were under existing time charter contracts which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of each of the above vessels evaluated the charter contracts assumed and recognized a liability of $6,435 with a corresponding increase in the vessels' purchase price.

The unamortized balance of the liability at December 31, 2005 and 2006 amounted to $1,211 and $5,553, respectively and is included in deferred revenue in the accompanying consolidated balance sheets. The unamortized balance of the asset at December 31, 2006 amounted to $1,335 and is separately reflected in the accompanying 2006 consolidated balance sheet.

During 2006, the Company entered into five memoranda of agreements with unrelated third parties for the sale of five of its vessels, the Flecha, Panormos, Shibumi, Daytona and Striggla. The vessel Flecha was delivered to her new owners in late December 2006 and her sale resulted in a gain of $8,583, which is separately reflected in the accompanying 2006 consolidated statement of income. The aggregate sale price for the vessels Panormos, Shibumi, Daytona and Striggla, which are expected to be delivered to their new owners, free of charter, during the first and second quarter of 2007, amounts to $97,020 and their aggregate carrying values at December 31, 2006, amounted to $45,308 (Note 17 (c)).

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7. Deferred Charges, Net:

The unamortized amounts included in the accompanying consolidated balance sheets represent dry docking costs, and are analyzed as follows:

Balance, October 31, 2003	**1,772**
- Additions	3,277
- Amortization	(1,716)
Balance, October 31, 2004	**3,333**
- Amortization	(326)
Balance, December 31, 2004	**3,007**
- Additions	3,153
- Amortization	(2,379)
Balance, December 31, 2005	**3,781**
- Additions	6,275
- Amortization	(3,594)
- Write-off due to sale of vessels	(262)
Balance, December 31, 2006	**6,200**

8. Long-term Debt:

The amount of the long-term debt shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	**2005**	**2006**
(a) The Company	-	658,742
(b) Hydrogen and Helium	-	-
(c) Royerton, Lansat, Samsara, Fago, Tolan, Farat, Madras, Lancat, Zatac, Oxygen, Silicon and Hydrogen	141,638	-
(d) Karmen, Corsari, Onil, Platan, Celine, Helium, Annapolis and Blueberry	176,606	-
(e) Thelma, Malvina and Arleta	112,169	-
(f) Fabiana, Felicia and Selma	78,475	-
(g) Iguana	16,465	-
Total	525,353	658,742
Less- current portion	(107,738)	(71,412)
Long-term portion	417,615	587,330

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8. Long-term Debt – (continued):

Loan (a): As of December 31, 2006, the following loans, concluded by the Company in March 2006 and amended in November 2006, were outstanding:

- On March 31, 2006, the Company concluded an agreement to borrow an amount of up to $628,750 which included **(i)** a term loan of up to $557,500, in order to refinance the then outstanding balance of the Company's prior indebtedness $495,485, to provide the Company with working capital and to finance the acquisition cost of the second-hand vessel Hille Oldendorff and **(ii)** a short term credit facility of up to $71,250, in order to partially finance the acquisition cost of additional vessels acceptable to the lenders. The credit facility was available for 364 days after the signing of the agreement and each amount drawn down would be included in the term loan. The credit facility has been used to partially finance the acquisition cost of the second-hand vessels Maganari, Ligari and Lanzarote and was included in the term loan.

- On September 7, 2006, the Company concluded an agreement to borrow an amount of up to $61,500 in order to partly finance the acquisition cost of vessels Delray, Estepona and Formentera. The amount of $61,500 was drawn down in September and October 2006 and was fully repaid in November 2006 from the proceeds of the supplemental loan agreements discussed in the following paragraph.

- On November 28, 2006, the Company entered into a supplemental agreement to the loan concluded on March 31, 2006, increasing the aggregate amount of the loan by $82,343 (the term loan of up to $11,580 and the short term credit facility of up to $70,763) to $711,093. The amount of $82,343 was used to repay the loan concluded on September 7, 2006 ($61,500), to partially finance the acquisition cost of vessel Redondo ($11,580) and to provide the Company with working capital ($9,263).

As of December 31, 2006, the Company's unutilized line of credit totaled to $4,219 and the Company is required to pay quarterly commitment fee of 0.40% per annum of the unutilized portion of the term loan and 0.25% of the unutilized portion of the credit facility. Furthermore, the Company is required to pay a draw-down fee of 0.075% on each drawdown amount under the credit facilities. The loan bears interest at LIBOR plus a margin and the interest rate, including the margin, at December 31, 2006 was 6.35% for $550,154 and 7.78% for $111,432. The outstanding balance of $661,586 (gross of unamortized deferred financing fees of $2,844) at December 31, 2006 is repayable in 38 variable consecutive quarterly installments commencing on February 28, 2007 and through May 2016 plus a balloon payment of $118,238 payable together with the last installment.

Loan (b): In December 2004, Iguana, Lansat, Samsara, Zatac, Fago, Tolan, Farat, Madras, Lancat, Hydrogen, Oxygen, and Silicon concluded a loan agreement for an original amount of $185,000 to partly finance the acquisition cost of nine dry bulk vessels, to refinance previous indebtedness of vessels Mostoles, Shibumi and Flecha and to provide working capital. The loan was divided into two tranches $160,000 and $25,000. The tranche A of $160,000 was drawn down from December 2004 through April 2005 in accordance with the vessels' delivery dates and the refinancing dates as discussed above. In February 2005, the second tranche of $ 25,000 was cancelled. In addition, in March 2005, based on a supplemental agreement, Iguana was replaced by Royerton and was released from its obligations under the agreement. In March 2006, the then outstanding balance of the the loan was repaid by the proceeds of the loan discussed under (a) above.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8. Long-term Debt – (continued):

Loan (c): In March 2005, Karmen, Borsari, Onil, Platan, Celine, Helium, Annapolis and Blueberry concluded a bank loan for $200,000 to partly finance the acquisition cost of the vessels Sonoma, Catalina, Belmonte, Daytona and Conrand Oldendorff, to refinance the then outstanding indebtedness of the vessels Lacerta and Panormos and to provide working capital to vessel Striggla. The loan was drawn down from March 2005 through August 2005. In March 2006, the then outstanding balance of the loan was repaid by the proceeds of the loan discussed under (a) above.

Loan (d): In March 2005, Thelma, Malvina and Arleta concluded a bank loan for $120,645 to partly finance the acquisition cost of the vessels Manasota, Coronado and Xanadu. The loan was drawn down in March and May 2005. In March 2006, the then outstanding balance of the loan was repaid by the proceeds of the loan discussed under (a) above.

Loan (e): In March 2005, Fabiana, Felicia and Selma concluded a bank loan for $92,940 to partly finance the acquisition cost of the vessels Alameda, Linda Oldendorff and La Jolla. The loan was drawn down in three tranches from March 2005 through April 2005. In March 2006, the then outstanding balance of the loan was repaid by the proceeds of the loan discussed under (a) above.

Loan (f): In March 2005, Iguana concluded a bank loan for $19,000 to partly finance the acquisition cost of the vessel Iguana. In March 2006, the then outstanding balance of the loan was repaid by the proceeds of the loan discussed under (a) above.

The above loans bears interest at LIBOR plus a spread and is secured by a first priority mortgage over the vessels involved, corporate guarantee by DryShips Inc., a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as certain financial covenants relating to the Company's financial position, operating performance and liquidity. In addition, the Company must maintain minimum cash deposits, as defined in the loan agreements, which at December 31, 2005 and 2006, amounted to $21,011 and $20,000, respectively and are separately reflected in the accompanying consolidated balance sheets. Furthermore, the Company will be permitted to pay dividends under the loans so long as such amount of dividends does not exceed 50% of the Company's net income as evidenced by its relevant annual audited financial statements. However, for the fiscal year 2006, the amount of dividends the Company may pay cannot exceed the amount of $18,000. For any dividends declared or paid in excess of this amount in 2006, the Company obtained related written consent from its lenders.

Total interest expense for the year ended October 31, 2004, the two-month period ended December 31, 2004 and the years ended December 31, 2005 and 2006, amounted to $1,278, $257, $19,797 and $37,364, respectively. Of the 2006 amount, $110 was capitalized as part of the vessel cost for advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in Interest expense and finance costs in the accompanying consolidated statements of income. The Company's weighted average interest rate (including the margin) for the years ended December 31, 2005 and 2006, was 5.42% and 6.59%, respectively, as at year end.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

The annual principal payments required to be made after December 31, 2006, are as follows:

2007	72,088
2008	65,148
2009	61,244
2010	57,702
2011	57,702
2012	57,702
2013 and thereafter	290,000
	661,586
Less-Financing fees	(2,844)
	658,742

In December 2004 and within the context of the initial public offering discussed below, the Company, after obtaining the consents from its respective lending banks, declared dividends totaling $69,000 ($4.48 per share) which were paid in three tranches, in December 2004 ($51,007), in February 2005 ($10,743) and in May 2005 ($7,250). Furthermore, the Company during 2005 and 2006 declared and paid dividends of $12,140 ($0.40 per share) and $25,237 ($0.80 per share), respectively.

9. Common Stock and Additional Paid-In Capital:

In January 2005, the Company adopted an equity incentive plan, or the Plan, which will entitle its officers, key employees and directors to receive options to acquire common stock. Under the Plan, a total of 1,000,000 shares of common stock has been reserved for issuance under the Plan. The Plan is administered by Company's Board of Directors. Under the terms of the Plan, the Board of Directors may grant new options exercisable at a price per share equal to the average daily closing price for our common stock over the 20 trading days prior to the date of issuance of the shares. Under the terms of the Plan, no options can be exercised until at least two years after the closing of the Company's initial public offering in February 2005. Any shares received on exercise of the options may not be sold until three years after the closing of the offering. All options will expire 10 years from the date of grant. The Plan will expire 10 years from the closing of the offering. As at December 31, 2006, no options were granted under the Plan.

In February 2005, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,950,000 shares of common stock at par value $0.01 were issued for $18.00 per share. The net proceeds of the initial public offering amounted to $251,285.

In May 2006, the Company filed its universal shelf registration statement and related Prospectus for the issuance of 5,000,000 of common shares. From May 2006 through August 2006, an amount of 4,650,000 shares of common stock with par value $0.01 were issued. The net proceeds after underwriting commissions of 2.5% and other issuance fees amounted to $56,490.

Based on a resolution adopted at the General Shareholders meeting on July 11, 2006, the aggregate number of shares of common stock that the Company is authorized to issue increased from 45,000,000 registered shares with par value of $0.01 to 75,000,000 registered shares with the same par value.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9. Common Stock and Additional Paid-In Capital – (continued):

On October 24, 2006, the Company's Board of Directors agreed to the request of the Company's major shareholders (Elios Investments Inc., Advice Investments S.A. and Magic Management Inc.), to receive their dividend payment, following the declaration of U.S. Dollar 0.20 quarterly dividend per share in September 2006, in Dryships Inc. common shares.In addition, the Board of Directors agreed on that date to the request of a related party for the settlement of the sellers credit discussed in Note 3(e) in Dryships' common shares. As a result, the Board of Directors resolved to issue 235,585 and 254,512 shares, at a price of $13.07 per share, the average closing price of Dryships Inc. common stock on the Nasdaq Global Market over the 8 trading days ended October 24, 2006 to settle an aggregate of $3,080 in dividends and the seller's credit together with interest amounting to $3,327, respectively.

The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the difference between the par value of the shares issued for the settlement of liabilities and the amount of the liabilities extinguished.

10. Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

11. Income taxes:

Neither the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Marshall Islands and Malta, the countries in which the vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying consolidated statements of income.

Pursuant to Section 883 of the United States Internal Revenue Code (the "Code") and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11. Income taxes – (continued):

requirements: (a) the foreign corporation is organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the value of the foreign corporation's stock is owned, directly or indirectly, by individuals who are "residents" of the foreign corporation's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (the "50% Ownership Test"). For purposes of the 50% Ownership Test, stock owned in a foreign corporation by a foreign corporation whose stock is "primarily and regularly traded on an established securities market" in the United States (the "Publicly-Traded Test") will be treated as owned by individuals who are "residents" in the country of organization of the foreign corporation that satisfies the Publicly-Traded Test.

The Marshall Islands and Malta, the jurisdictions where the Company's ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test.

The Company believes that it satisfied the Publicly-Traded Test for its 2005 Taxable Year and its 2006 Taxable Year and therefore 100% of the stock of its Marshall Islands and Malta ship-owning subsidiaries will be treated as owned by individuals "resident" in the Marshall Islands. As such, each of the Company's Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income. The Company's ship-owning subsidiaries have taken such position on their U.S. federal income tax returns for the 2005 Taxable Year and intend to take such position on their U.S. federal income tax returns for the 2006 Taxable Year.

12. Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended October 31, 2004	Two-month period ended December 31, 2004
Voyage Expenses		
Port charges	1,317	222
Bunkers	1,741	245
Commissions charged by third parties	2,520	487
	5,578	954
Commissions charged by a related party	793	199
	6,371	1,153

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12. Voyage and Vessel Operating Expenses – (continued):

	Year ended December 31,	
	2005	2006
Voyage Expenses		
Port charges	1,407	1,231
Bunkers	851	729
Commissions charged by third parties	7,719	8,229
Charter in – hire expense	208	6,040
	10,185	16,229
Commissions charged by a related party	2,854	3,056
	13,039	19,285

	Year ended October 31, 2004	Two-month period ended December 31, 2004
Vessel Operating Expenses		
Crew wages and related costs	4,170	782
Insurance	1,254	217
Repairs and maintenance	998	192
Spares and consumable stores	3,296	557
Tonnage taxes	51	8
	9,769	1,756

	Year ended December 31,	
	2005	2006
Vessel Operating Expenses		
Crew wages and related costs	15,194	21,444
Insurance	3,853	4,698
Repairs and maintenance	5,864	6,364
Spares and consumable stores	11,616	15,155
Tonnage taxes	195	228
	36,722	47,889

Voyage expenses for 2005 and 2006 include $208 and $6,040, respectively, representing hire paid to an unrelated party for the charter-in of vessel Darya Tara. Based on the charter party agreement concluded in November 2005, the vessel was chartered-in by the Company for a period of thirty six to thirty eight months at a daily hire rate of $16.5.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12. Voyage and Vessel Operating Expenses – (continued):

As of December 31, 2006, the annual charter hire to be paid by the Company under this agreement for the years ending December 31, 2007, 2008 and 2009 is estimated to $6,040, $6,057,and $794, respectively. Concurrently with the aforementioned agreement, the Company concluded a charter party agreement with an unrelated party for the charter-out of the vessel Darya Tara over the same period and at a daily rate of $16.7. The revenue recognized on the above agreement for 2005 and 2006 amounted to $211 and $6,114, respectively, and is included in Voyage Revenues in the accompanying 2005 and 2006 consolidated statements of income.

In 2005, the Manager concluded twenty one agreements with an unrelated, international supplier for the exclusive supply of lubricants to certain fleet vessels. Under the terms of this agreement a fixed quantity of main engine oils for each vessel will be supplied free of charge. The above discount offer assumes that the Company will remain exclusively supplied by the specific supplier for at least four to five years following the date of the first supply. In the event contract does not run for its full contractual term, the free lubricants acquired until the date of the premature termination will be charged at market prices to the Company at 100% of their volume if the contract is terminated within the first year, then reducing by 20% each year until the fourth or fifth year, the year the contract expires. The Company classifies lubricants expense in spares and consumable stores in the aforementioned table of Vessel Operating expenses. During free lubricant periods, the Company records the market value of the lubricants consumed as an expense and amortizes the benefit of the free lubricants consumed on a straight-line basis to vessel operating expenses over the periods from the first supply through the date of their expiration as provided in the related contracts. The unamortized balance of the above benefits at December 31, 2005 and 2006 amounted to $928 and $809, respectively, and is reflected in other current liabilities ($230 for 2005 and $202 for 2006) and non-current liabilities ($698 for 2005 and $607 for 2006) in the accompanying consolidated balance sheets.

13. Gain/loss on sale of bunkers, net:

The amounts in the accompanying consolidated statements of income represent the net gain or loss arising from the purchase and sale of bunkers on board vessels employed under time charter agreements, between the Company and the charterers.

14. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended October 31, 2004	Two-month period ended December 31, 2004
Interest on long-term debt	1,278	257
Bank charges	105	140
Amortization and write-off of financing fees	132	111
	1,515	508

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14. Interest and Finance Costs – (continued):

	Year ended December 31,	
	2005	**2006**
Interest on long-term debt	19,797	37,254
Long-term debt commitment fees	261	995
Bank charges	66	110
Amortization and write-off of financing fees	544	3,785
Derivatives fair value (Note 15)	(270)	(676)
Other	-	(145)
	20,398	41,323
Interest on short-term credit facilities – related parties	-	393
	20,398	41,716

15. Derivatives:

(a) ***Interest rate cap and floor agreements:*** As of December 31, 2005 and 2006, the Company had outstanding six interest rate cap and floor agreements, all concluded in 2005, in order to hedge its exposure to interest rate fluctuations with respect to its borrowings. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings. More specifically:

(1) In May 2005, for a period of nine years through February 2014, for a notional amount of $154,167. Under the cap provisions of the agreement the Company pays interest at 5.59% if three-month LIBOR is between 5.59% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.59%;

(2) In May 2005, for a period of ten years through May 2015, for a notional amount of $120.6 million. Under the cap provisions of the agreement the Company pays interest at 5.8% if three-month LIBOR is between 5.8% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.8%;

(3) In June 2005, for a period of eight years through March 2013, for a notional amount of $22.0 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%;

(4) In June 2005, for a period of six years through March 2011, for a notional amount of $194.3 million. Under the cap provisions of the agreement the Company pays interest at 5.85% if three-month LIBOR is between 5.85% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.85%;

(5) In July 2005, for a period of ten years through April 2015, for a notional amount of $42.4 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%; and

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

17. Subsequent Events - (continued):

(c) ***Vessel deliveries:*** In January 2007, the vessels Panormos, Striggla and Daytona (Note 6) were delivered to their new owners. The aggregate gain resulting from the sale of the above three vessels is $30.5 million and will be included in the Company's 2007 consolidated statement of income.

On April 11 and 27, 2007, the Company took delivery of the vessel Primera (ex Sea Epoch (Note 5 (d)) and of the vessel Marbella (ex Restless) discussed in (b) above, respectively.

(d) ***Sale of vessels:*** On January 16, February 9, March 13, March 14 and March 26, 2007 the Company concluded six memoranda of agreement for the disposal of the vessels Delray, Estepona, Lanikai, Alona, Mostoles and Hille Oldendorff to unaffiliated third parties for $202,830 in the aggregate, with expected delivery dates in the second quarter of 2007. The vessels' aggregate carrying value at December 31, 2006, amounted to $144,280. On April 10 and 12, 2007, the vessels Estepona and Shibumi (Note 6), respectively, were delivered to their new owners. The resulting gain from the sale of the vessels Estepona and Shibumi is $25.4 million and will be included in the Company's 2007 consolidated statement of income.

(e) ***Management fees:*** Effective January 1, 2007, the management fee paid by the Company to the Manager will be Euro 530 per day, per vessel. In addition, effective January 1, 2007 a fee of U.S. dollars 100 per day per vessel will be charged by the Manager for compliance with the Sarbanes-Oxley Act of 2004 section 404.

(f) ***Payment of Short term credit facility:*** On January 10, 2007, the short term facility discussed in Note 3(f) was fully repaid.

(g) ***Vessel Off Hire:*** On February 7, 2007, the vessel Xanadu unberthed and while under the Pilot's command and tug assistance, the vessel was grounded and sustained damage. The loss in revenues, due to off-hire days caused by the grounding incident, is approximately $1.0 million. According to the preliminary adjusters' estimate the total cost of repairs and other related expenses (mainly removal expenses) will be $4.3 million, in excess of $100 which is the deductible, and is expected to be recovered by the vessel's Hull and Machinery insurance.

(h) ***Bridge loan facilities:*** On February 13, 2007, the Company borrowed the amount of $43,400 in order to partly finance the acquisition cost of vessel Samsara (ex Cape Venture) (Note 5c). On February 14, 2007 the Company took delivery of the vessel Samsara (ex Cape Venture).

On April 19, 2007 the Company concluded a bridge facility of up to $181,000 in order to partly finance the acquisition cost of the second hand vessels Primera (ex Sea Epoch), Menorca (ex Oinoussian Legend), Marbella (ex Restless), Brisbane (Spring Brave), Capitola (ex Songa Hui) and Bargara (ex Songa Hua). The loan bore interest at Libor plus a margin. The loan which was initially repayable in one single installment in May 2007 was included in thè loan facility outstanding as of December 31, 2006 through the amendment discussed in (k) below.

(i) ***Shareholder loan:*** On April 5, 2007 the Company obtained a short term credit facility of $33,000 from Elios, to partially finance the acquisition cost of the vessel Primera (ex Sea Epoch) discussed in (c) above. The loan was fully repaid on April 23, 2007.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

17. Subsequent Events - (continued):

(j) Vessels' deliveries (unaudited): On May 14, May 23, June 1, and June 7, 2007 the Company took delivery of the vessel Bargara (ex Songa Hua), of the vessel Brisbane (ex Spring Brave),of the vessel Capitola (ex Songa Hui) and of the vessel Menorca (ex Oinoussian Legend) discussed in (b) above. In addition, on June 11, 2007 the Company took delivery of the vessels Majorca (ex Maria G.O.) and Heinrich Oldendorff as discussed in (b) above. Furthermore, on May 8, June 8 and June 12, 2007 the Company delivered to her new owners the vessels Delray, Hille Oldendorff and Alona, respectively, discussed in (d) above. The resulting gain from the sale of the three vessels is $28.6 million and will be included in the Company's 2007 consolidated statement of income.

(k) Amendment of loan facility (unaudited): On May 23, 2007 the Company amended the loan (a) discussed in Note 8 to increase the amount available under the loan by up to $ 181,000 and to include a re-borrowing option for mandatory repayment due to sale of vessels of up to $200,000 in order to partly finance the acquisition cost of the second hand vessels Samsara (ex Cape Venture), Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui) and Ecola (ex Zella Oldendorff) and any additional vessels. The loan bears interest at Libor plus a margin and is repayable in 37 quarterly variable installments from May 2007 through May 2016 and a balloon installment of $163.2 million payable together with the last installment

(l) Shareholder loan (unaudited): On May 23, 2007 the Company obtained a short term credit facility of $30,000 from Elios, in addition to the amendment of the loan facility discussed in (k) above, to partially finance the acquisition cost of the vessels Bargara (ex Songa Hua), Marbella (ex Restless), Primera (ex Sea Epoch), Brisbane (ex Spring Brave), Menorca (ex Oinoussian Legend), Capitola (ex Songa Hui), Ecola (ex Zella Oldendorff) and Majorca (ex Maria G.O.). The loan is repayable within three months from the draw down date.

(m) New member of the Board of Directors (unaudited): On May 29, 2007, Mr. Aristidis Ioannidis, the General Manager of Cardiff, was appointed to the Company's Board of Directors.

Item 19. Exhibits

(a) Exhibits

Exhibit Number	Description
1.1	Articles of Amendment to Articles of Incorporation of DryShips Inc.
1.2	Amended and restated by-laws of the Company (1)
2.1	Form of Share Certificate (2)
4.1	Form of 2005 Stock Incentive Plan (3)
4.2	Form of Management Agreement (4)
4.3	Loan Agreement with Commerzbank (5)
4.4	Senior Loan Agreement with HSH Nordbank AG (6)
4.5	Junior Loan Agreement with HSH Nordbank AG (7)
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	2005 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

---

(1) Filed as Exhibit 3.2 to the Company's Registration Statement (File No. 333-122008) on January 13, 2005.

(2) Filed as Exhibit 4 to the Company's Amended Registration Statement (File No. 333-122008) on January 31, 2005.

(3) Filed as Exhibit 10.4 to the Company's Amended Registration Statement (File No. 333-122008) on January 31, 2005.

(4) Filed as Exhibit 10.3 to the Company's Registration Statement (File No. 333-122008) on January 13, 2005.

(5) Filed as Exhibit 10.2 to the Company's Registration Statement (File No. 333-122008) on January 13, 2005.

(6) Filed as Exhibit 4.4 to the Company's Annual Report on Form 20-F on April 21, 2006.

(7) Filed as Exhibit 4.5 to the Company's Annual Report on Form 20-F on April 21, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DryShips Inc.

(Registrant)

Dated: June 12, 2007

George Economou
Chief Executive Officer and Interim Chief Financial Officer

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DryShips Inc.
Annual Report 2006

CORPORATE DIRECTORY

BOARD OF DIRECTORS

George Economou
Chairman, Chief Executive Officer, President and interim Chief Financial Officer

Aristeidis Ioannidis*

Angelos Papoulias

George Demathas

George Xiradakis

Olga Lambrianidou
Corporate Secretary

EXECUTIVE OFFICERS

George Economou
Chairman, Chief Executive Officer, President and interim Chief Financial Officer


CATALINA


XANADU

CORPORATE OFFICES

DryShips Inc.
80 Kifissias Avenue
Amaroussion
Athens - 15125
Greece
+30-210-809-0570
www.dryships.com

STOCK LISTING

DryShips Inc.'s common stock is traded on the Nasdaq National Market under the symbol DRYS.

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449

LEGAL COUNSEL

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
212-574-1200

INDEPENDENT AUDITORS

Ernst & Young (Hellas) S.A.
11th km National Road
Athens - Lamia
Athens, Greece

INVESTOR RELATIONS CONTACT

Nicolas Bornozis
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
212-661-7566
nbornozis@capitallink.com

CORPORATE COMMUNICATIONS

Olga Lambrianidou
DryShips Inc.
80 Kifissias Avenue
Amaroussion
Athens - 15125
Greece
+30-210-809-0570
ir@dryships.com

**Aristeidis Ioannidis was appointed to the board of directors to fill the vacancy resulting from the resignation of Gregory Zikos who served as our Chief Financial Officer and director until May 29, 2007.*



Annual Report by Capital Link Inc.


DryShips Inc.

80 Kifissias Avenue
Amaroussion
Athens - 15125
Greece
Tel: 210-8090570
www.dryships.com


LA JOLLA
VALLETTA

END